As filed with the Securities and Exchange Commission on September 12, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

First Watch Restaurant Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	82-4271369
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8725 Pendery Place, Suite 201,

Bradenton, FL 34201

(941) 907-9800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher A. Tomasso

President, Chief Executive Officer and Director

8725 Pendery Place, Suite 201,

Bradenton, FL 34201

(941) 907-9800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Ashley J. Butler, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Jay Wolszczak, Esq. Chief Legal Officer, General Counsel and Secretary 8725 Pendery Place, Suite 201, Bradenton, FL 34201 (941) 907-9800	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Peter J. Sluka, Esq. John J. Slater, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1894

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 12, 2022

PRELIMINARY PROSPECTUS

4,500,000 Shares

First Watch Restaurant Group, Inc.

Common Stock

The selling stockholders named in this prospectus are offering 4,500,000 shares of common stock of First Watch Restaurant Group, Inc. (the “Company”). We are not selling any shares of common stock under this prospectus and we will not receive any proceeds from the sale of common stock to be offered by the selling stockholders. See “Use of Proceeds.”

Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “FWRG.” On September 9, 2022, the last sale price of our common stock as reported on Nasdaq was $18.49 per share.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an “emerging growth company” and a “smaller reporting company.” See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Following the closing of this offering, Advent (as defined on page 14 of this prospectus) will indirectly beneficially own approximately 71.5% of our outstanding common stock, or approximately 70.4% if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will beneficially own shares sufficient for majority votes over all matters requiring stockholder votes and will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. Therefore, after the completion of this offering, we expect to remain a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock,” “Management — Director Independence and Controlled Company Exemption” and “Principal and Selling Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” on page 26 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We refer you to “Underwriting,” beginning on page 58 of this prospectus, for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than 4,500,000 shares of common stock, the selling stockholders have granted to the underwriters an option to purchase up to an additional 675,000 shares from the selling stockholders at the public offering price less the underwriting discount. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including if the underwriters exercise their option to purchase additional shares of our common stock.

BofA Securities	Goldman Sachs & Co. LLC	Jefferies

The underwriters expect to deliver the shares against payment in New York, New York on                , 2022.

The date of this prospectus is                 , 2022.

FIRST WATCH THE DAYTIME CAFE

BETTER COFFEE. BETTER WORLD

PROJECT SUNRISE

HUILA
COLOMBIA

BETTER COFFEE BETTER WORLD PROJECT SUNRISE HUILA COLOMBIA

FIRST WATCH

ORIGINATED IN 1983
BUT WE'RE JUST GETTING STARTED

ORIGINATED IN 1983 BUT WERE JUST GETTING STARTED

THE DAYTIME CAFE
FIRST WATCH
TASTES OF FALL

YOU FIRST.
IT FEELS GOOD TO SERVE.

YOU FIRST IT PEBLS GOOD TO SERVE

YEAH,
IT'S FRESH

FIRST WATCH
BREAKFAST
BRUNCH
LUNCH

YEAH SFRESH

You should rely only on the information contained, or incorporated by reference, in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide any information other than that contained, or incorporated by reference, in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters (or any of our or their respective affiliates) are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing, or being incorporated by reference, in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

As permitted under the rules of the SEC, this prospectus incorporates important business information that is contained in documents that we file with the SEC, but that is not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as from other sources. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

Trademarks and Trade Names

We and our subsidiaries own or have the rights to various trademarks, trade names, service marks and copyrights, including the following: “First Watch,” “You First,” “Yeah, It’s Fresh!” and various logos used in association with these terms. Solely for convenience, the trademarks, trade names, service marks and copyrights referred to herein are listed without the ©, ® and TM symbols, but such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent under applicable law, our or their, as applicable, rights to these trademarks, trade names, service marks and copyrights. Other trademarks, trade names, service marks or copyrights appearing in this prospectus are the property of their respective owners.

i

Market and Industry Information

Unless otherwise indicated, market data and industry for information used throughout this prospectus is based on management’s knowledge of the industry and the good faith estimates of management. We also relied, to the extent available, upon independent industry surveys and publications and other publicly available information prepared by a number of sources, including third-party industry sources, such as a market report titled “Restaurant, Food & Beverage Market Research Handbook 2020-2021” published in September 2019 by Richard K. Miller & Associates (“RKMA”), information published by the NPD Group and a five-year longitudinal study of employee surveys on Glassdoor published in August 2022 by William Blair. All of the market data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we believe that these sources are reliable, neither we, the selling stockholders nor the underwriters can guarantee the accuracy or completeness of this information and neither we, the selling stockholders nor the underwriters have independently verified this information. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

Basis of Financial Presentation

We use a 52- or 53-week fiscal year ending on the last Sunday of each calendar year. All references to fiscal 2021, fiscal 2020 and fiscal 2019 reflect the results of the 52-week fiscal year ended December 26, 2021, the 52-week fiscal year ended December 27, 2020 and the 52-week fiscal year ended December 29, 2019, respectively. Our fiscal quarters are comprised of 13 weeks each, except for fiscal years consisting of 53 weeks for which the fourth quarter will consist of 14 weeks, and end on the 13th Sunday of each quarter (14th Sunday of the fourth quarter, when applicable). Our consolidated financial statements have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We report financial and operating information in one segment.

Key Metrics

Average Unit Volume (“AUV”)

AUV is the total restaurant sales (excluding gift card breakage) recognized in the comparable restaurant base, which we define as the number of company-owned First Watch branded restaurants open for 18 months or longer as of the beginning of the fiscal year (“Comparable Restaurant Base”), divided by the number of restaurants in the Comparable Restaurant Base during the period.

Cash-on-Cash Return

Cash-on-Cash Return is defined as restaurant level operating profit (excluding gift card breakage and deferred rent (income) expense) in the third year of operation (months 25-36 of operation) for our company-owned restaurants divided by their cash build-out expenses, net of landlord incentives. Restaurant level operating profit represents restaurant sales, less restaurant operating expenses, which include food and beverage costs, labor and other related expenses, other restaurant operating expenses, pre-opening expenses and occupancy expenses. Restaurant level operating profit excludes corporate level expenses and other items that we do not consider in our evaluation of ongoing core operating performance of our restaurants as identified in the reconciliation of income (loss) from operations, the most directly comparable GAAP measure, to restaurant level

ii

operating profit, included in “Prospectus Summary — Summary Historical Consolidated Financial and Other Data.”

Franchise-owned New Restaurant Openings (“Franchise-owned NROs”)

Franchise-owned NROs are the number of new franchise-owned First Watch restaurants commencing operations during the period.

New Restaurant Openings (“NROs”)

NROs are the number of new company-owned First Watch restaurants commencing operations during the period.

Same-Restaurant Sales Growth

Same-restaurant sales growth is the percentage change in year-over-year restaurant sales (excluding gift card breakage) for the Comparable Restaurant Base. For fiscal 2021, fiscal 2020 and fiscal 2019, there were 269 restaurants, 212 restaurants and 168 restaurants, respectively, in our Comparable Restaurant Base. For the twenty-six weeks ended June 26, 2022 and the twenty-six weeks ended June 27, 2021, there were 304 restaurants and 270 restaurants, respectively, in our Comparable Restaurant Base. Measuring our same-restaurant sales growth allows management to evaluate the performance of our existing restaurant base. We believe this measure is useful for investors to provide a consistent comparison of restaurant sales results and trends across periods within our core, established restaurant base, unaffected by results of store openings, closings, and other transitional changes.

Same-Restaurant Traffic Growth

Same-restaurant traffic growth is the percentage change in traffic counts as compared to the same period in the prior year using the Comparable Restaurant Base. For fiscal 2021, fiscal 2020 and fiscal 2019, there were 269 restaurants, 212 restaurants and 168 restaurants, respectively, in our Comparable Restaurant Base. For the twenty-six weeks ended June 26, 2022 and the twenty-six weeks ended June 27, 2021, there were 304 restaurants and 270 restaurants, respectively, in our Comparable Restaurant Base. Measuring our same-restaurant traffic growth allows management to evaluate the performance of our existing restaurant base. We believe this measure is useful for investors because an increase in same-restaurant traffic provides an indicator as to the development of our brand and the effectiveness of our marketing strategy.

System-wide New Restaurant Openings (“System-wide NROs”)

System-wide NROs are the number of NROs and Franchise-owned NROs commencing operations during the period.

System-wide restaurants (“System-wide restaurants”)

System-wide restaurants is the total number of First Watch restaurants, including all company-owned and franchise-owned restaurants.

System-wide sales

System-wide sales consist of restaurant sales from our company-owned restaurants and franchise-owned restaurants. We do not recognize the restaurant sales from our franchised restaurants as revenue. See Note 2, Summary of Significant Accounting Policies, in the notes to the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 26, 2021 (the “Annual Report”) for a description of our revenue recognition policy.

iii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus or documents incorporated by reference herein. This summary is not complete and does not contain all of the information that you should consider before making a decision to participate in the offering. You should carefully read the entire prospectus, including the information presented under “Risk Factors” and the information that is incorporated in this prospectus by reference to our Annual Report (including, without limitation, matters discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our audited consolidated financial statements and related notes) and our quarterly reports on Form 10-Q for the quarterly periods ended March 27, 2022 and June 26, 2022 filed with the SEC on May 10, 2022 and August 9, 2022, respectively (the “Quarterly Reports”) (including, without limitation, matters discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in our unaudited interim consolidated financial statements and related notes) before making an investment decision. Unless the context requires otherwise, references to “our company,” “the Company,” “we,” “us,” “our” and “First Watch” refer to First Watch Restaurant Group, Inc. and its direct and indirect subsidiaries on a consolidated basis.

We Are First Watch

We are First Watch — an award-winning daytime restaurant concept serving made-to-order breakfast, brunch and lunch using fresh ingredients. Since our founding in 1983, we have built our brand on our commitment to operational excellence, our “You First” culture and our culinary mission centered around a fresh, innovative menu that is continuously evolving. These foundational brand pillars have established First Watch as the largest and fastest growing concept in daytime dining (“Daytime Dining”) — an emerging restaurant segment that is differentiated from legacy segments by operating exclusively during daytime hours with a progressive on-trend chef-driven menu. Our one shift, from 7:00 a.m. to 2:30 p.m., and one main menu enable us to optimize restaurant operations and attract and retain employees who are passionate about hospitality and drawn to our “No Night Shifts Ever” approach. This differentiation has driven high employee satisfaction and retention, and strong consumer demand and operating performance as evidenced by our strong sales and traffic performance in fiscal 2021 and fiscal 2022. This strength in performance also built upon our 28 consecutive quarters of same-

restaurant sales growth from fiscal 2013 to fiscal 2019 and positive annual same-restaurant traffic growth from fiscal 2014 to fiscal 2019. In January 2020, we were recognized as “America’s Favorite Restaurant Brand” in Market Force’s annual consumer study and as one of three industry finalists for Black Box Intelligence’s 2020 Best Practices award. In 2022, we were also awarded with ADP’s prestigious Culture at Work award and we were also named a Most Loved Workplace by Newsweek.

Our Promise: Yeah, It’s Fresh!

At First Watch, we take a creative approach to Daytime Dining led by a focus on and commitment to freshness. Each item is made-to-order and prepared with care — you will not find microwave ovens, heat lamps or deep fryers in our kitchens. Every morning, we arrive at the crack of dawn to slice and juice fresh fruits and vegetables, bake muffins, brew our fresh coffee and whip up our French Toast batter from scratch. Our award-winning chef-driven menu includes elevated executions of classic favorites for breakfast, lunch and brunch, along with First Watch-specific specialties such as our protein-packed Quinoa Power Bowl®, Farmstand Breakfast Tacos, Avocado Toast, Morning Meditation (juiced in-house daily), our Pomegranate Sunrise, Chickichangas and our famous Million Dollar Bacon. While our menu constantly evolves, our focus on — and commitment to — freshness never wavers.

Our Mission: You First

For nearly 40 years, we have cultivated an organizational culture built on our mission of “You First,” which puts serving others above all else. As a company, we put our employees first and empower them to do whatever it takes to put our customers first. We give back in meaningful ways to the local communities in which we operate and also support national and international causes we care about, such as our Project Sunrise partnership that supports women-owned coffee farms in Colombia, which in turn empowers them to reinvest in their communities. Our “You First” mission, in addition to our quality of life advantage inherent in our single-shift operating model, has led us to be recognized as an employer of choice in our industry, according to a five-year longitudinal study of employee surveys on Glassdoor published in August 2022 by William Blair. We believe this unique approach and operating model have enabled us to retain and attract the best and brightest employees in the industry and are key factors in our ability to meet the growing demand we are seeing across the country.

Proven Record of Sustained Growth

We have delivered nearly four decades of sales and unit growth as a result of our broad brand appeal, compelling economic proposition and difficult-to-replicate business model. We have achieved consistent growth in total System-wide restaurants to 449 as of June 26, 2022, from 277 restaurants in fiscal 2015.

Over the six-year period ended December 29, 2019 (prior to the emergence of the COVID-19 pandemic), we:

•	Consistently delivered same-restaurant sales growth, averaging 6.3% annually

•	Consistently achieved positive annual same-restaurant traffic growth, averaging 1.4% annually

Over the five-year period ended December 29, 2019 (prior to the emergence of the COVID-19 pandemic), we:

•	Consistently increased AUVs by 25.7%, from $1.3 million in fiscal 2015 to $1.6 million in fiscal 2019

•	Consistently opened new company-owned restaurants with an average Cash-on-Cash Return of 50.8%

In fiscal 2021 and through the twenty-six weeks ended June 26, 2022, we have continued to grow:

•	AUV for fiscal 2021 grew to $1.8 million and our fiscal 2022 NROs realized average annualized sales of $2.2 million

•	Same-restaurant sales growth and same-restaurant traffic growth for the twenty-six weeks ended June 26, 2022 were 19.7% and 14.4%, respectively

•	As compared to 2019, same-restaurant sales growth and same-restaurant traffic growth were 28.1% and 5.5%, respectively, for the twenty-six weeks ended June 26, 2022

According to Nation’s Restaurant News, in 2019, First Watch was the fastest-growing full-service restaurant concept in the United States, based on year-over-year System-wide sales growth metrics, and in 2020 and 2021, FSR Magazine identified First Watch as the fastest-growing full-service restaurant chain based on unit growth. Despite the economic turbulence created by the COVID-19 pandemic, we opened 42 System-wide restaurants in fiscal 2020. We also opened 31 System-wide restaurants in fiscal 2021, and we expect to open 38-48 System-wide restaurants in fiscal 2022. Our NROs have performed exceptionally well, averaging over $2.0 million in annualized sales, evidencing our compelling business momentum and ability to successfully grow our footprint. Our NRO pipeline is robust and we have strong confidence in our ability to meet our growth plan.

At June 26, 2022, our franchisees operated 99 of First Watch’s 449 System-wide restaurants, of which 55 are currently subject to our option to purchase using previously agreed upon purchase formulae. As an element of our growth strategy, from time to time we have acquired restaurants from our franchisees.

Following 2020’s COVID-related turbulence, First Watch experienced a rapid recovery. Starting in March 2021, we began to consistently report positive same-restaurant sales growth measured against pre-COVID results, including 5.9%, 13.4%, 14.8% and 19.7% same-restaurant sales growth in March, April, May and June of 2021, respectively, relative to March, April, May and June of 2019, respectively. Our momentum had continued into the third quarter of fiscal 2021 with same-restaurant sales for the month of July up 64.9% over 2020 and up

20.2% over 2019 and the month of August was up 45.2% over 2020 and up 17.0% over 2019. Similarly, our traffic in those months was up 5.1% and up 2.0% in July and August of 2021 over 2019, respectively.

Long-Term Consumer Trends in Our Favor

We believe that we are well-positioned to continue to benefit from the confluence of a number of long-term multi-generational consumer trends:

Increasing Morning Meal Occasions.

The morning meal (Breakfast and morning Snack) has been the only foodservice daypart with consistent year-over-year growth for the last eight years, according to RKMA, and a recent 2022 study on Breakfast Away From Home, conducted by Technomic, projects a 7.3% compound annual growth rate from 2021 through 2024. Moreover, according to NPD Group, 78% of breakfasts are still being prepared at home during 2019, which provides a long-term opportunity for our future growth. We believe that the broad appeal of our menu and the quality of our ingredients give us a competitive advantage over many alternatives that offer breakfast and lunch. We believe that migration from dense urban to suburban areas, where most of our restaurants are located, will result in increased traffic and brand awareness. Changes in work-from-home routines have kept people in suburban areas for larger portions of the day, expanding First Watch’s exposure to an incremental customer base.

Demand for Fresh, Healthy Food.

According to RKMA, almost two thirds of consumers consider a healthy menu an important factor in their restaurant choice and according to the NPD Group, 60% of consumers say they want more protein in their diet. Our freshly made food, with simple, high-quality, protein-rich ingredients, such as cage-free eggs and quinoa, aligns well with these consumer trends. According to Market Force data in January 2020, First Watch scored 36 and 23 points higher than the second place breakfast brand in categories of healthy choices and food quality, respectively.

Consumers Want “On-Demand” Dining.

Consumers want the ability to order what they want and when they want it without regard to traditional daypart conventions. Increasingly busy schedules, the rise of the “gig” economy, flexible job hours and growth of remote workers, trends magnified by the COVID-19 pandemic, are powering demand for convenient, fast and flexible Daytime Dining offerings from our all-day menu, for which traditional rigid breakfast and lunch dayparts were not designed. Our analysis of the Google search trend index for breakfast locations shows a significant increase of searches from 2015 through 2022, which reinforces our growth opportunity.

We Are Disrupting a Massive Category

As consumer needs have evolved, so have we. Our “Urban Farm” positioning provides a creative, farm-fresh breakfast, brunch and lunch menu in a warm and rustic yet contemporary atmosphere, creating an energizing Daytime Dining experience that resonates with consumers. We enjoy broad appeal to a customer base that includes the morning traditionalists as well as a growing segment of younger, healthier and more affluent customers. These digital-centric consumers care about food and quality, are willing to pay more, and report higher advocacy for and share of visits to First Watch. There is no other concept with an offering similar to ours at a comparable scale. Our operating hours encompass breakfast, brunch and lunch, which represent 63% of all restaurant sales in the U.S. according to RKMA. Our business model and our scale position us for continued growth within this massive category.

Unrelenting Commitment to Fresh Ingredients and Culinary Innovation

Our creative, on-trend menu and seasonal offerings define the culinary voice of our brand and highlight our commitment to quality and freshness. We believe this commitment is a key differentiator between First Watch and larger restaurant concepts that have failed to evolve. When we say, “Yeah, It’s Fresh,” we mean it. While many established restaurant concepts are outsourcing a large part of the preparation of their food, we still do much of it in-house in each restaurant every day.

That commitment to quality and freshness is further evidenced throughout our award-winning menu with ingredients such as cage-free eggs, organic mixed greens and all-natural chicken, just to name a few. Our highly-curated menu of approximately 60 entrée items — small relative to most in our industry — features a thoughtful balance of classic favorites prepared and presented in an elevated way using high-quality ingredients, along with innovative and interesting specialty dishes that take the consumer on a culinary exploration.

Our creativity and innovation extend beyond today’s offerings and into our overall menu strategy. Successful platform introductions such as our Fresh Juice program and Shareables, which include menu items such as Million Dollar Bacon and Holey Donuts, were added in the past few years, adding incremental revenue opportunities while enhancing our culinary credibility. We have seen our Fresh Juice and Shareables platforms rise from 9.6% and 3.4% of customers purchasing in the fourth fiscal quarter ended December 30, 2018, respectively, to 18.3% and 5.5% in the second fiscal quarter of 2022 (or, with respect to our Shareables platform, 5.5% for the twenty-six weeks ended June 26, 2022, compared to 1.9% in fiscal 2017) and our per person average over that same period rose from $12.02 to $15.08.

One Shift, One Menu, One Focus

We believe that our compelling business model, built around “One Shift, One Menu, One Focus” affords us competitive advantages. Our single-shift restaurant hours, by design, result in “No Night Shifts Ever.” This helps make us an employer of choice in the foodservice industry, which we believe allows us to attract superior talent, retain employees longer and create a unifying organizational culture. Our single menu, throughout the day and across all restaurants in our system, streamlines our supply chain and restaurant operations, simplifies our employee training and provides for a consistent customer experience. Our singular emphasis on Daytime Dining gives us the clarity of purpose to relentlessly focus on delivering a superior experience.

“You First” Culture Elevates Employee and Customer Satisfaction

Our “You First” culture is palpable at every level of our organization. Our hiring, training and retention strategies empower our approximately 10,000 employees, united by our culture, to deliver superior customer experiences.

Our training programs share our legacy and culture of operating excellence. We have established a training facility at our corporate headquarters named the F.A.R.M. (First Watch Academy of Restaurant Management), to which we invite managers-in-training for a week-long brand experience where they learn everything from our history and cultural pillars to leadership and management tools. We have enhanced this training program to also focus on building a more diverse and inclusive team. In addition, managers-in-training also complete a comprehensive 10-week C.A.F.E. (Culture and Food Experience) training program in the restaurants, alongside experienced managers. New hourly employees participate in at least three days of initial onboarding training and shadowing. Our general managers and directors of operations conduct in-restaurant training for our staff who also train online through our Virtual Learning Academy. We have always believed our employees are our greatest asset, and we continually receive recognition for this “You First” approach.

•	In 2020, First Watch ranked first in Market Force’s Composite Loyalty Index metric, evidencing the compelling level of satisfaction amongst our customers.

•

In 2022, a five-year longitudinal study of employee surveys on Glassdoor published by William Blair ranked us #1 for work/life balance and we were in the top 10 in overall employee satisfaction, among casual dining concepts in both 2021 and 2022.

•	In 2022, we were awarded ADP’s prestigious Culture At Work award — recognizing First Watch amongst its portfolio of 990,000 clients.

•	In 2022, Newsweek recognized First Watch as a “Most Loved Workplace.”

Track Record of Resilience and Exceptional Same-Restaurant Traffic and Sales Growth

Our strong brand combined with growing awareness, broad consumer appeal and excellence in execution have created outstanding and consistent performance over time. Over the five-year fiscal period ended December 29, 2019, our same-restaurant sales growth was positive every year, averaging 6.8% annually, and our same-restaurant traffic growth was 1.5%. During 2021, we experienced recovery of our in-restaurant dining sales and continued to build on the strength of our operating performance generating an increase in same-restaurant sales growth driven primarily by same-restaurant traffic growth and in the second fiscal quarter of 2022, our financial results reflect the continued momentum of our strong operating performance with same-restaurant sales growth of 13.4% (30.2% relative to the second fiscal quarter of 2019) and same-restaurant traffic growth of 8.1% (7.4% relative to the second fiscal quarter of 2019).

Strong Restaurant Productivity and Proven Portability

The success of our brand is reflected in our restaurant-level performance and Cash-on-Cash Return. Through the twenty-six weeks ended June 26, 2022, our existing restaurants have generated annualized average sales of $2.0 million and in a single shift (seven and a half hours daily), comparable to many restaurants open for several shifts or in some cases around the clock. We have demonstrated the portability of our model by successfully operating restaurants in 28 states. Restaurants in our top decile span ten different states and 18 different designated market areas. Our fiscal 2021 and fiscal 2022 NROs realized average annualized sales of $2.2 million.

Experienced, Passionate Leadership Team and Deep Bench of Talent

Our team is led by passionate executives who have an extensive mix of experience in our brand and with other leading consumer facing businesses. Christopher A. Tomasso, our President, Chief Executive Officer and Director, has more than 25 years of industry experience and joined First Watch in 2006. Mr. Tomasso sets the strategic vision and brand positioning for the company, while enhancing its organizational culture. Mr. Tomasso was recognized with FSR Reader’s Choice Award as one of two top C-Suite Executives in 2021. Henry Melville Hope, III, our Chief Financial Officer and Treasurer, has more than 37 years of public accounting and industry experience including serving as Chief Financial Officer of large, successful public and private companies. We have a deep bench of talent throughout the organization. Our executives and key employees average more than 15 years of industry experience and our restaurant general managers have an average tenure at First Watch of five years. In addition, we have dozens of fully-trained, tested, high-performing managers positioned throughout our system who are poised to step into the general manager role as we execute our growth strategy and open new restaurants.

How We Will Continue to Grow Sales and Profits

While we are proud of our success in having grown sales and restaurant level operating profit consistently for many years prior to the pandemic, our focus is on the future. We believe our continued growth will come from opening new restaurants in existing and new geographies and driving traffic and building sales at our existing restaurants as new customers discover First Watch and regulars come and enjoy us more frequently. We are even more confident in our growth strategies based on the consumer reaction to our brand and strong resurgence we have seen since 2020.

Grow Our Brand Footprint by Consistently Opening New Restaurants

First Watch has grown from 277 restaurants in fiscal 2015 to 449 System-wide restaurants as of June 26, 2022 while increasing annual AUV from $1.3 million in fiscal 2015 to $1.8 million in fiscal 2021 and achieving positive same-restaurant sales growth and traffic except for fiscal 2020. We believe we have significant potential to expand our presence within all the states in which we currently operate as well as new ones and have a significant opportunity to build density both in existing and new markets. Our deeply experienced restaurant development team in partnership with a third-party real estate analytics firm conducted an in-depth study that concludes we have the potential for more than 2,200 locations in the United States.

Restaurant Count by State as of June 26, 2022

First Watch remained committed to invest in growth throughout 2020 and 2021 and continued to open new restaurants. Our new restaurants have a flexible box size of approximately 3,000-6,600 square feet, which allows us to grow our footprint in several different locations. We opened 42 System-wide restaurants in fiscal 2020. We opened 31 System-wide restaurants in fiscal 2021, and we expect to open 38-48 System-wide restaurants in fiscal 2022. Our NROs have performed exceptionally well, averaging over $2.0 million in annualized sales, evidencing our compelling business momentum and ability to successfully grow our footprint. Our NRO pipeline is robust and we have strong confidence in our ability to meet our growth plan.

We employ a comprehensive, data-driven real estate approval process to select and develop every new site. In selecting new locations, we combine rigorous data on specific market characteristics, demographics, and growth, with a deep expertise that takes into account brand impact and opportunity of individual market and sites. Every new restaurant further drives brand awareness and creates meaningful marketing buzz when we open in new markets. We intend to leverage our rigorous real estate site selection process to open more than 130 company-owned restaurants from 2022 through 2024. While our existing franchisees are committed to developing restaurants in the future, we expect company-owned restaurants will be the primary growth driver of our footprint over the long term. In addition, 55 franchise-owned restaurants are currently subject to our option to purchase at previously agreed upon purchase formulae.

The new unit economics of our restaurants are highly attractive, with net capital investment ranging between $0.9 million and $1.4 million in 2022. We target our NRO performance to average third-year annualized sales of $2.3 million, third-year restaurant operating profit margin of approximately 18% to 20%, and third-year Cash-on-Cash Returns above 35%. The current 2022 annualized sales of our NROs opened since 2020 is $2.2 million and our NROs opened since 2015 which have operated for at least three years realized average third-year restaurant level operating profit margins of 16.2% and Cash-on-Cash Returns of 37.7%, respectively, despite the impacts of the COVID-19 pandemic.

Drive Restaurant Traffic and Build Sales

We have a significant runway to continue to grow traffic and restaurant sales by executing against a defined set of strategies.

•

Continued Menu Innovation. We continuously evolve our offering to keep our menu fresh and exciting yet operationally efficient. We implement changes to our menu every 10 weeks, and our chef-led culinary innovation team maintains a keen awareness of emerging culinary trends and immerses themselves in the marketplace through frequent culinary inspiration tours using experiences to develop a robust pipeline of exciting new recipes and menu offerings. We intend to drive continued incremental customer spending through our five highly-anticipated seasonal menus and the introduction of new menu platforms similar to our introductions of Fresh Juices and Shareables. For fiscal 2021, 8.3% of customers purchased items from our seasonal menu, 15.7% purchased Fresh Juices and 6.2% purchased Shareables. We expect menu innovation to continue to provide incremental growth opportunities in the future. We believe that Fresh Juices and Shareables represent important incremental revenue opportunities, with Fresh Juices improving our operating margins with approximately $29.0 million in sales for fiscal 2021 and Shareables providing a valuable opportunity for incremental sales with menu mix as high as 6.2% of guests.

•

Offer Alcohol as Only First Watch Can. The alcoholic beverage offerings at First Watch are unique and reflect our culinary innovation in combining fresh juices and ingredients with a variety of liquors. At the end of fiscal 2019, early tests showed that offering alcoholic beverages where practical throughout our system was a highly-incremental new sales growth platform, opening up new occasions for our consumers to enjoy dining out and allowing us to reach new demographics. During the COVID19 pandemic, we accelerated this initiative to better position the First Watch brand upon recovery as we learned that customers joining us for breakfast or lunch were at times interested in making the meal more of a celebration. As of June 26, 2022, our alcohol menu is offered in 341 System-wide restaurants with clear plans to continue the expansion to all restaurants where feasible. Since the rollout in fiscal 2020, the presence of alcohol on our menu has lifted overall dine-in beverage attachment in restaurants where it is served, by approximately 145 basis points when compared to restaurants where we do not offer alcohol, confirming the incrementality of the offering. Further, for the second fiscal quarter of 2022, alcohol accounted for 2.7% of in-restaurant sales at company-owned restaurants, with 5.1% of guests purchasing alcohol where offered in our restaurants, and increased the average in-restaurant customer spend by $0.42 as compared to our restaurants that do not offer alcohol. These incremental alcohol sales are highly profitable. More importantly, we remain confident in the long-term opportunity to innovate within this platform to further elevate the social occasion of breakfast, brunch and lunch. Similar to the launch of our Fresh Juice and Shareables platforms, we are optimistic that increasing consumer awareness and excitement, including through new items and promotions, around alcohol will drive new, additional occasions and broaden our appeal to a new demographic seeking an experiential occasion.

•

Convenience and Increased Accessibility through Our Off-Premises Offering. During the COVID-19 pandemic, we integrated technology into our business to enhance customer access and enable off-premises consumption. In fiscal 2019, off-premises sales accounted for approximately $2,000 in average weekly sales per restaurant. We have now built the foundation to optimize the off-premises opportunity through our digital channels (both through direct ordering as well as third-party delivery). These off-premises platforms, now available in all restaurants, have grown four-fold since fiscal 2019 and accounted for more than 20% of average weekly sales per restaurant during the second fiscal quarter of 2022. Even as our dining room sales recovered, off-premises sales remained strong, indicating continued customer demand. We see future opportunity to refine and grow this demand largely by focusing on in-restaurant infrastructure, especially in our new restaurant prototypes. We have seen encouraging results in NROs from innovations such as dedicated make lines and to-go rooms, separate entrances and dedicated parking spots to enhance the experience of both our off-premises and dine-in customers.

•

Increase Our Brand Awareness. We believe First Watch is still in the early stages of our life cycle, as consumers in our existing and new markets continue to discover the First Watch brand. For nearly 40 years, First Watch has grown primarily through word-of-mouth as our service, menu and environment created ardent fans as evident in our numerous local awards and customer satisfaction scores. In January 2020, First Watch was named “America’s Favorite Restaurant Brand” by Market Force. This study evaluated restaurants across multiple sectors and based its ranking on customer recommendations and brand satisfaction. This strong customer affinity was also highlighted in a recent 2021 national study where First Watch ranked 10th in net promoter score among the country’s 74 largest restaurant brands and comparable to the industry’s most highly regarded names. Despite this, brand awareness remains low as indicated by a 2021 nationally represented survey where only 11% were aware of First Watch. The combination of both high customer satisfaction and opportunity for growing awareness highlights strong potential for the brand.

As our development of new restaurants continues, we believe the increased penetration in new and existing markets will contribute to higher brand awareness. While we believe that organic growth of awareness contributes more to our local feel, we also recognize the future potential of strategically applying advertising dollars in appropriate channels to accelerate this opportunity. Our advertising costs represented approximately 1% of total revenues in 2021. We intend to grow our brand awareness primarily through increased investment in cost-efficient digital channels in order to further leverage our first party, owned, customer data to target and reach the right audiences that will lead to higher conversion and higher return on investment. We have successfully piloted these investment initiatives and remain confident that this approach provides further growth opportunity to build traffic and sales.

Deliver an Excellent On-Premise Dining Experience. Excellence in restaurant-level execution, recognized by customers and reinforced by the hundreds of accolades we have received, increases the visit frequency of our customer, promotes trial by new consumers and ultimately encourages loyalty. We have received hundreds of awards from local and national media outlets that we believe matter to consumers — including being named one of TripAdvisor’s Best Restaurant Chains in 2019. While off-premises dining has emerged as a sizeable use occasion for many customers cautious to eat outside their homes, we believe that our unwavering focus will remain on delivering an amazing dining experience in our restaurants to every customer in every visit. We aim to continue to leverage our “One Shift, One Menu, One Focus” model to stay distinguishably different from our competitors by executing on delivering a superior dining experience every day to further drive traffic and build sales.

Additional Platforms and Initiatives. We have seen the opportunity, over time, to selectively evolve our concept and offerings via the implementation of key strategies and initiatives. Future initiatives include:

•

Weekday Occasions: We believe that we have the opportunity to significantly increase market share by driving incremental customer visits during the weekday dayparts through the evolution of our menu with fresh, convenient and differentiated offerings. As a result of an evolving consumer landscape, there has been a significant migration of people from urban to suburban areas, where a meaningful portion of our restaurants exist. This migration, coupled with an increasing work-from-home trend, presents First Watch with an incremental customer opportunity during the weekday business hours which we believe will further propel growth. With the presence of our off-premises channels and the opportunity to apply targeted marketing, we believe the weekday occasion holds future opportunity to build sales and traffic.

•

Customer Technology & Customer Data: As we fast-tracked the implementation of our off-premises platforms in fiscal 2020, we also took the opportunity to accelerate the implementation of customer data acquisition systems in order to better inform the habits and behaviors of our customers. With the large increase in remote digital orders, we also sought to digitize in-restaurant orders for the purpose of creating an omnichannel view of the First Watch customer. By integrating remote waitlist, remote orders, tokenized credit card transactions and WiFi into one system, we now have the ability to better understand trial, frequency and customer lifetime value. Since the establishment of these systems, we have gathered customer information for 9.6 million unique customer profiles, 4 million of which are opted into communication. The advancements in these foundational systems provide future opportunity for targeted communication and the development of more advanced customer relationship management systems aimed at growing customer frequency.

•

Restaurant Technology Unlocking Throughput & Capacity: For nearly 40 years, we grew organically from an intense focus on people and service, delivering a unique restaurant experience that has been difficult for competitors to duplicate at scale. The introduction of our off-premises platform laid a strong foundation for certain technologies that will now unlock further in-restaurant innovation, enabling greater peak hour throughput and capacity, thus the ability to serve more demand. In many of our restaurants, we experience more weekend demand than we are currently able to serve, indicated by extended wait times during peak hours. Through new technological tools to enable optimal seating configurations, lower table turn times and more efficient kitchen order routing, we believe that we have the opportunity to achieve higher peak hour sales. Most key among these opportunities is the installation of kitchen display screens, a core technology system in the industry, to our back-of-house to automate our order routing. We remain confident that the addition of this technology will unlock greater efficiency within our kitchens and raise our ability to serve more of our unfulfilled demand.

Our Sponsor

Founded in 1984, Advent International Corporation (“Advent”) has invested in more than 395 private equity transactions in 41 countries and as of March 31, 2022, had $75.9 billion in assets under management. Advent’s current portfolio comprises investments across five sectors — Retail, Consumer & Leisure; Business and Financial Services; Healthcare; Industrial and Technology. The Advent team includes more than 270 investment professionals across Europe, North America, Latin America and Asia.

Following the closing of this offering, funds managed by Advent are expected to own approximately 71.5% of our outstanding common stock, or approximately 70.4% if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent is able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock” and “Principal and Selling Stockholders.”

Our Initial Public Offering and Debt Refinancing

On September 30, 2021, the Company’s registration statement on Form S-1 related to its initial public offering (“IPO”) was declared effective and the Company’s common stock began trading on the Nasdaq on October 1, 2021. On October 5, 2021, the Company completed its IPO, pursuant to which 10,877,850 shares of common stock were sold at the IPO price of $18.00 per share, which included the full exercise by the underwriters of their option to purchase up to an additional 1,418,850 shares of common stock. The Company received aggregate net proceeds of $182.1 million after deducting underwriting discounts and commissions of $13.7 million. All of the Company’s outstanding shares of preferred stock were automatically converted into 3,156,812 shares of common stock immediately prior to and in connection with the consummation of the IPO. See Note 1, Nature of Business and Organization, in the notes to the audited consolidated financial statements incorporated by reference to our Annual Report for additional information.

On October 6, 2021, FWR Holding Corporation, one of our indirect subsidiaries, entered into the New Credit Agreement (as defined in “Description of Material Indebtedness”), which provides for (i) the $100.0 million New Term Facility (as defined in “Description of Material Indebtedness”) and (ii) the $75.0 million New Revolving Credit Facility (as defined in “Description of Material Indebtedness”), which was undrawn at June 26, 2022. The loans under the New Facilities (as defined in “Description of Material Indebtedness”) mature on October 6, 2026.

The aggregate net proceeds from our IPO, the proceeds from the New Term Facility (as defined in “Description of Material Indebtedness”) and cash on hand were used to repay in full the outstanding borrowings under our previous senior credit facilities.

See “Description of Material Indebtedness” elsewhere in this prospectus, “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and Note 10, Debt, in the notes to the audited consolidated financial statements in our Annual Report and “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Quarterly Reports, which are incorporated by reference herein.

Corporate Information

First Watch Restaurant Group, Inc. was incorporated in Delaware on August 10, 2017, under the name AI Fresh Super Holdco, Inc. We changed our name on December 20, 2019 to First Watch Restaurant Group, Inc. Our principal executive offices are located at 8725 Pendery Place, Suite 201, Bradenton, FL 34201, and our telephone number is (941) 907-9800. Our corporate website address is www.firstwatch.com. Our corporate website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

Risks Associated With Our Business

Investing in our common stock involves a number of risks. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	adverse effects of the COVID-19 pandemic or other infectious diseases;

•	uncertainty regarding ongoing hostility between Russia and Ukraine and the related impact on macroeconomic conditions, including inflation, as a result of such conflict or other related events;

•	our vulnerability to changes in economic conditions and consumer preferences;

•	our inability to successfully open new restaurants or establish new markets; our inability to effectively manage our growth;

•	potential negative impacts on sales at our and our franchisees’ restaurants as a result of our opening new restaurants;

•	a decline in visitors to any of the retail centers, lifestyle centers, or entertainment centers where our restaurants are located;

•	lower than expected same-restaurant sales growth;

•	unsuccessful marketing programs and limited time new offerings;

•	changes in the cost of food;

•	unprofitability or closure of new restaurants or lower than previously experienced performance in existing restaurants;

•	our inability to compete effectively for customers;

•	unsuccessful financial performance of our franchisees;

•	our limited control over our franchisees’ operations;

•	our inability to maintain good relationships with our franchisees;

•	conflicts of interest with our franchisees;

•	the geographic concentration of our system-wide restaurant base in the southeast portion of the United States; damage to our reputation and negative publicity;

•	our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our limited number of suppliers and distributors for several of our frequently used ingredients;

•	information technology system failures or breaches of our network security;

•

our failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising and consumer protection;

•	our potential liability with respect to our gift cards under the property laws of some states;

•	our failure to enforce and maintain our trademarks and protect our other intellectual property;

•	litigation with respect to intellectual property assets;

•	our dependence on our executive officers and certain other key employees;

•	our inability to identify qualified individuals for our workforce;

•	our failure to obtain or to properly verify the employment eligibility of our employees;

•	our failure to maintain our corporate culture as we grow;

•	unionization activities among our employees;

•	employment and labor law proceedings;

•	labor shortages or increased labor costs or health care costs;

•	risks associated with leasing property subject to long-term and non-cancelable leases;

•	risks related to our sale of alcoholic beverages;

•	our inability to effectively manage our internal controls over financial reporting;

•	costly and complex compliance with federal, state and local laws;

•	changes in accounting principles applicable to us;

•	our vulnerability to natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism;

•	our inability to secure additional capital to support business growth;

•	our level of indebtedness; failure to comply with covenants under the New Credit Agreement (as defined in “Description of Material Indebtedness”); and

•	the interests of Advent may differ from those of public stockholders.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors.”

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

As a company with less than $1.07 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

•	requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

exemption from the auditor attestation requirement on the effectiveness of our system of internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO unless, (1) prior to that time, we have more than $1.07 billion in annual gross revenue, (2) we have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and, as a consequence, are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period, whether or not issued in a registered offering. We have availed ourselves of the reduced reporting obligations with respect to audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and executive compensation disclosure in this prospectus and expect to continue to avail ourselves of the reduced reporting obligations available to emerging growth companies in future filings.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. An emerging growth company can, therefore, delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of that extended transition period and, as a result, we plan to comply with new and revised accounting standards on the relevant dates on which adoption of those standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different from what you may receive from other public companies in which you hold an equity interest. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may cause a less active trading market for our common stock and more volatility in our stock price.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates was less than $250 million as of the last business day of our most recently completed second fiscal quarter. We may continue to be a smaller reporting company after this offering if either (1) the market value of our stock held by non-affiliates is less than $250 million as of the last business day of the second fiscal quarter of such year or (2) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million as of the last business day of the second fiscal quarter of such year. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

For risks related to our status as an emerging growth company and a smaller reporting company, see “Risk Factors — Risks Related to the Offering and Ownership of Our Common Stock — We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.”

THE OFFERING

Issuer	First Watch Restaurant Group, Inc.

Common stock offered by us	None

Common stock offered by the selling stockholders	4,500,000 shares of common stock (5,175,000 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding prior to and after this offering	59,080,348 shares of common stock

Option to purchase additional shares of common stock	The underwriters have an option to purchase an additional 675,000 shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of our common stock in this offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See the “Risk Factors” section of this prospectus beginning on page 26 for a discussion of factors you should carefully consider before investing in our common stock.

Listing	Our common stock is listed on Nasdaq under the symbol “FWRG.”

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering is based on 59,080,348 shares outstanding as of August 5, 2022 and:

•

excludes 4,238,120 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.47 per share, which stock options were granted under our 2017 Omnibus Equity Incentive Plan (the “2017 Plan”);

•

excludes 38,311 shares of our common stock underlying restricted stock units and 993,581 of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $12.58 per share, in each case, that were granted under the First Watch Restaurant Group, Inc. 2021 Equity Incentive Plan (the “2021 Plan”); and

•	excludes an aggregate of 3,002,180 shares of our common stock that will be available for future equity awards under the 2021 Plan

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary historical consolidated financial and other data for the periods as of the dates indicated. We derived the historical summary consolidated statements of operations data and consolidated statements of cash flows data for the twenty-six weeks ended June 26, 2022 and June 27, 2021 and the consolidated balance sheet data as of June 26, 2022 from the unaudited interim consolidated financial statements and related notes thereto incorporated by reference to our Quarterly Report for the quarterly period ended June 26, 2022 filed with the SEC on August 9, 2022 (the “Q2 2022 Quarterly Report”). We derived the historical summary consolidated statements of operations data and consolidated statements of cash flows data for fiscal 2021, fiscal 2020 and fiscal 2019 from the audited consolidated financial statements and related notes thereto incorporated by reference to our Annual Report. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments necessary for the fair statement of the consolidated financial statements for the interim periods presented.

Our historical results are not necessarily indicative of future results of operations. You should read the information set forth below together with the audited consolidated financial statements and the related notes thereto included in our Annual Report and the unaudited consolidated financial statements and the related notes thereto included in the Q2 2022 Quarterly Report.

	Twenty-Six Weeks Ended		Fiscal
	June 26, 2022	June 27, 2021	2021	2020	2019

		(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues:
Restaurant sales	$352,351	$277,054	$592,343	$337,433	$429,309
Franchise revenues	5,214	4,078	8,850	4,955	7,064

Total revenues	357,565	281,132	601,193	342,388	436,373

Operating costs and expenses:
Restaurant operating expenses (exclusive of depreciation and amortization shown below):
Food and beverage costs	84,622	60,512	134,201	76,975	100,689
Labor and other related expenses	113,829	85,999	189,167	120,380	148,537
Other restaurant operating expenses	56,076	45,443	94,847	61,821	55,573
Occupancy expenses	29,227	27,066	55,433	49,450	44,165
Pre-opening expenses	2,079	2,063	3,310	3,880	5,815
General and administrative expenses	41,505	27,341	70,388	46,322	55,818
Depreciation and amortization	16,623	15,762	32,379	30,725	28,027
Impairments and loss on disposal of assets	234	163	381	315	33,596
Transaction expenses (income), net	557	626	(1,156)	(258)	1,709

Total operating costs and expenses	344,752	264,975	578,950	389,610	473,929

Income (Loss) from operations	12,813	16,157	22,243	(47,222)	(37,556)
Interest expense	(2,132)	(12,605)	(20,099)	(22,815)	(20,080)
Other income (expense), net	279	321	(1,774)	483	(255)

	Twenty-Six Weeks Ended		Fiscal
	June 26, 2022	June 27, 2021	2021	2020	2019

		(in thousands, except share and per share data)
Income (Loss) before income taxes	10,960	3,873	370	(69,554)	(57,891)
Income tax (expense) benefit	(3,613)	(2,110)	(2,477)	19,873	12,419

Net income (loss) and total comprehensive income (loss)	$7,347	$1,763	$(2,107)	$(49,681)	$(45,472)
Net income (loss) per common share – basic	$0.12	$0.04	$(0.04)	$(1.10)	$(1.01)
Net income (loss) per common share – diluted	$0.12	$0.04	$(0.04)	$(1.10)	$(1.01)
Weighted average number of common shares outstanding – basic	59,053,219	45,013,784	48,213,995	45,013,784	45,013,784
Weighted average number of common shares outstanding –diluted	59,933,003	45,560,575	48,213,995	45,013,784	45,013,784
Consolidated Statements of Cash Flows Data (in thousands):
Net cash provided by (used in):
Operating activities	$31,812	$30,428	$62,971	$(18,364)	$21,465
Investing activities	$(26,945)	$(19,524)	$(35,682)	$(26,974)	$(82,389)
Financing activities	$(3,165)	$(1,717)	$(14,271)	$73,314	$55,761
Other Data:
Restaurant sales (in thousands)	$352,351	$277,054	$592,343	$337,433	$429,309
System-wide sales (in thousands)	$445,357	$350,596	$750,674	$426,303	$558,397
Same-restaurant sales growth	19.7%	95.9%	63.0%	(29.0)%	5.6%
AUV (1) (in thousands)			$1,786	$1,119	$1,594
System-wide restaurants	449	423	435	409	368
Company-owned	350	335	341	321	299
Franchise-owned	99	88	94	88	69
Income (loss) from operations margin	3.6%	5.8%	3.8%	(14.0)%	(8.7)%
Net income (loss) margin	2.1%	0.6%	(0.4)%	(14.5)%	(10.4)%
Adjusted EBITDA(a) (in thousands)	$37,153	$35,182	$66,301	$(5,744)	$38,099
Adjusted EBITDA Margin(a)	10.4%	12.5%	11.0%	(1.7)%	8.7%
Restaurant level operating profit (in thousands)(b)	$66,518	$55,990	$115,404	$28,236	$74,530
Restaurant level operating profit margin(b)	18.9%	20.2%	19.5%	8.4%	17.4%
Deferred rent expense (income) (2)	$1,231	$(1,807)	$(2,011)	$10,087	$4,272

(1)	Average unit volume presented for comparable restaurant base on an annual basis only.
(2)

Represents the non-cash portion of straight-line rent expense recorded within occupancy expenses and general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).

As of June 26, 2022
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$53,566
Total assets	$1,080,248
Total debt (c)	$103,479
Total liabilities	$563,126
Working capital (d)	$(22,851)
Total equity	$517,122

(a)

Adjusted EBITDA and Adjusted EBITDA Margin as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations, or any other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA represents net income (loss) before depreciation and amortization, interest expense, income taxes and items that we do not consider in our evaluation of ongoing core operating performance as identified in the reconciliation of net income (loss), the most directly comparable measure under GAAP, to Adjusted EBITDA. Adjusted EBITDA as shown is not adjusted to reflect the impact of pre-opening expenses or deferred rent (income) expense. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenues.

Management uses Adjusted EBITDA and Adjusted EBITDA Margin (i) as factors in evaluating management’s performance when determining incentive compensation, (ii) to evaluate our operating results and the effectiveness of our business strategies and (iii) internally as benchmarks to compare our performance to that of our competitors. The use of Adjusted EBITDA and Adjusted EBITDA Margin as performance measures permit a comparative assessment of our operating performance relative to our performance based on our GAAP results, while isolating the effects of some items that are either nonrecurring in nature or vary from period to period without any correlation to our ongoing core operating performance.

Adjusted EBITDA and Adjusted EBITDA Margin or similar non-GAAP measures are frequently used by securities analysts, investors and other interested parties as supplemental measures of financial performance within our industry. Management believes that Adjusted EBITDA and Adjusted EBITDA Margin provide investors with additional transparency of our operations.

Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed to imply that our future results will be unaffected by these items. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for our working capital needs;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not adjust for all non-cash income or expense items that are reflected in our Consolidated Statements of Cash Flows;

•

although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for such replacements;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the impact of stock-based compensation on our results of operations;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense (benefit) or the cash requirements to pay our income taxes; and

•	other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently.

In evaluating Adjusted EBITDA and Adjusted EBITDA Margin, you should be aware that in the future we may incur expenses similar to those adjusted for in the reconciliation of Net income (loss) and Net income (loss) margin, the most directly comparable GAAP measures, to Adjusted EBITDA and Adjusted EBITDA margin as follows:

	Twenty-Six Weeks Ended		Fiscal
	June 26, 2022	June 27, 2021	2021	2020	2019

	(in thousands)
Net income (loss)	$7,347	$1,763	$(2,107)	$(49,681)	$(45,472)
Depreciation and amortization	16,623	15,762	32,379	30,725	28,027
Interest expense	2,132	12,605	20,099	22,815	20,080
Income taxes	3,613	2,110	2,477	(19,873)	(12,419)

EBITDA	29,715	32,240	52,848	(16,014)	(9,784)
IPO-readiness and strategic transition costs (1)	1,171	1,179	2,402	4,247	10,012
Stock-based compensation (2)	5,102	316	8,596	750	1,160
Loss on extinguishment of debt	—	—	2,403	—	—
Transaction expenses (income), net (3)	557	626	(1,156)	(258)	1,709
Impairments and loss on disposal of assets (4)	234	163	381	315	33,596
Recruiting and relocation costs (5)	219	182	351	228	1,081
Severance costs (6)	155	265	265	239	325
COVID-19 – related charges (7)	—	211	211	4,749	—

Adjusted EBITDA	$37,153	$35,182	$66,301	$(5,744)	$38,099

Total revenues	$357,565	$281,132	$601,193	$342,388	$436,373
Net income (loss) margin	2.1%	0.6%	(0.4)%	(14.5)%	(10.4)%
Adjusted EBITDA margin	10.4%	12.5%	11.0%	(1.7)%	8.7%

(1)

Represents costs related to the assessment and redesign of our systems and processes. In 2021, the costs also include information technology support and external professional service costs incurred in connection with IPO-readiness efforts. These costs are recorded within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).

(2)	Represents non-cash, stock-based compensation expense which is recorded in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).

(3)

Represents (i) revaluations of contingent consideration payable to previous stockholders for tax savings generated through the use of federal and state loss carryforwards and general business credits that had been accumulated from operations prior to August 2017, (ii) gains or losses associated with lease or contract terminations, (iii) costs incurred in connection with the acquisition of franchise-owned restaurants, (iv) costs incurred in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name and (v) costs related to restaurant closures.

(4)	Includes impairments recognized on intangible assets and fixed assets as well as costs related to the disposal of assets due to retirements, replacements or certain restaurant closures.
(5)

Represents costs incurred for hiring qualified individuals as we assessed the redesign of our systems and processes. These costs are recorded within general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).

(6)	Severance costs are recorded in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income (Loss).
(7)

Consists of costs incurred in connection with the economic impact of the COVID-19 pandemic, which primarily includes inventory obsolescence and spoilage, compensation for employees upon furlough and return from furlough, health insurance costs paid for furloughed employees, net of employee retention credit and costs incurred to amend certain financial commitments.

(b)

Restaurant level operating profit and restaurant level operating profit margin are non-GAAP supplemental measures of operating performance of our restaurants that are neither required by, nor presented in accordance with GAAP, and should not be considered as a substitute for analysis of our results as reported under GAAP. Restaurant level operating profit represents restaurant sales less restaurant operating expenses, which include food and beverage costs, labor and other related expenses, other restaurant operating expenses, pre-opening expenses and occupancy expenses. In addition, restaurant level operating profit excludes corporate-level expenses and items that we do not consider in our evaluation of ongoing core operating performance. Restaurant level operating profit and restaurant level operating profit margin are not indicative of our overall results, and because they exclude corporate-level expenses, do not accrue directly to the benefit of our stockholders. We will continue to incur such expenses in the future. Restaurant level operating profit margin represents restaurant level operating profit as a percentage of restaurant sales.

Restaurant level operating profit and restaurant level operating profit margin are important measures we use to evaluate the performance and profitability of each operating restaurant, individually and in the aggregate. Additionally, restaurant level operating profit and restaurant level operating profit margin or similar non GAAP financial measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that restaurant level operating profit and restaurant level operating profit margin, when used in conjunction with GAAP financial measures, provide useful information about our operating results, identify operational trends and allow for greater transparency with respect to key metrics used by us in our financial and operational decision making. We use restaurant level operating profit and restaurant level operating profit margin to make decisions regarding future spending and other operational decisions. Our calculations of restaurant level operating profit and restaurant level operating profit margin may not be comparable to similar measures reported by other companies, have limitations as analytical tools and should not be considered as a substitute for the analysis of our results as a whole as reported under GAAP.

A reconciliation of Income (Loss) from operations and Income (Loss) from operations margin, the most directly comparable GAAP financial measures, to restaurant level operating profit and restaurant level operating profit margin is as follows:

	Twenty-Six Weeks Ended		Fiscal
	June 26, 2022	June 27, 2021	2021	2020	2019

	(in thousands)
Income (Loss) from operations	$12,813	$16,157	$22,243	$(47,222)	$(37,556)
Less: Franchise revenues	(5,214)	(4,078)	(8,850)	(4,955)	(7,064)
Add:
General and administrative expenses	41,505	27,341	70,388	46,322	55,818
Depreciation and amortization	16,623	15,762	32,379	30,725	28,027
Transaction expenses (income), net (1)	557	626	(1,156)	(258)	1,709
Impairments and loss on disposal of assets (2)	234	163	381	315	33,596
COVID-19 – related charges (3)	—	19	19	3,309	—

Restaurant level operating profit	$66,518	$55,990	$115,404	$28,236	$74,530

Restaurant sales	$352,351	$277,054	$592,343	$337,433	$429,309
Income (Loss) from operations margin	3.6%	5.8%	3.8%	(14.0)%	(8.7)%
Restaurant level operating profit margin	18.9%	20.2%	19.5%	8.4%	17.4%

(1)

Represents (i) revaluations of contingent consideration payable to previous stockholders for tax savings generated through the use of federal and state loss carryforwards and general business credits that had been accumulated from operations prior to August 2017, (ii) gains or losses associated with lease or contract terminations, (iii) costs incurred in connection with the acquisition of franchise-owned restaurants, (iv) costs incurred in connection with the conversion of certain restaurants to company-owned restaurants operating under the First Watch trade name and (v) costs related to restaurant closures.

(2)	Includes impairments recognized on intangible assets and fixed assets as well as costs related to the disposal of assets due to retirements, replacements or certain restaurant closures.
(3)

Consists of costs incurred in connection with the economic impact of the COVID-19 pandemic, which primarily includes inventory obsolescence and spoilage, compensation for employees upon furlough and return from furlough, and health insurance costs paid for furloughed employees, net of employee retention credit.

(c)

Total debt includes the current and long-term debt, excluding unamortized debt discount and deferred issuance costs. See Note 10, Debt, in the notes to the audited consolidated financial statements incorporated by reference to our Annual Report for additional information. Also, see “Description of Material Indebtedness.”

(d)	We define working capital as current assets less current liabilities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, together with the other information contained in this prospectus and the information incorporated by reference herein, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the other information set forth under “Risk Factors” contained in our Annual Report and our Quarterly Reports, and our audited consolidated financial statements and related notes contained in our Annual Report, before investing in our common stock. The occurrence of any of the risks described below and under “Risk Factors” in our Annual Report and our Quarterly Reports could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, prospects, financial condition, results of operations and cash flow. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering and Ownership of Our Common Stock

Future offerings of debt or equity securities by us may have a material adverse effect on the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or by offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity or shares of preferred stock.

Any future debt financing could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue debt securities, the debt holders would have rights to make claims on our assets senior to the rights of our holders of our common stock. The issuance of additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may have a material adverse effect on the amount, timing, or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the closing of this offering, Advent will indirectly beneficially own approximately 71.5% of our outstanding common stock, or approximately 70.4% if the underwriters’ option to purchase additional shares is fully exercised. As a result, Advent will beneficially own shares sufficient for majority votes over all matters requiring stockholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of Advent may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, Advent may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock — Anti-takeover Provisions.”

As a controlled company, we are not subject to all of the corporate governance rules of Nasdaq.

We are considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from the corporate governance rules requiring that listed companies have (i) a majority of the board of directors (the “Board”) consist of “independent” directors under the listing standards of Nasdaq, (ii) independent director oversight of director nominations and (iii) a compensation committee composed entirely of independent directors. Although we are eligible to use some or all of these exemptions, our Board is comprised of a majority of independent directors, and our nominating and corporate governance committee and compensation committee consist entirely of independent directors. However, if we are to use some or all of these exemptions in the future, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Management.”

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. FWR Holding Corporation, our wholly-owned indirect subsidiary, is the borrower under the New Credit Agreement (as defined in “Description of Material Indebtedness”). The New Credit Agreement restricts FWR Holding Corporation’s ability to pay cash dividends and, because we are a holding company that does not conduct any business operations of our own, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries, including FWR Holding Corporation. We or our subsidiaries may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy.”

Our quarterly results of operations may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly results of operations may fluctuate due principally to seasonal factors and the timing of holidays. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and same-restaurant sales growth for any particular future period may decrease. In addition, as we expand our number of restaurants in cold weather climates, the seasonality of our business may be amplified. In the future, results of operations may fall below the expectations of securities analysts and investors. In that event, the price of our common stock could be adversely impacted.

We are an “emerging growth company” and a “smaller reporting company” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and a “smaller reporting company” as defined under the rules promulgated under the Securities Act. As an emerging growth company and a smaller reporting company, we may follow reduced disclosure requirements and do not have to make all of the disclosures that public companies that are not emerging growth companies or smaller reporting companies do. To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

As a result of our decision to avail ourselves of certain provisions of the JOBS Act, the information that we provide may be different from what you may receive from other public companies in which you hold an equity interest. We cannot predict if investors will find our common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements available to emerging growth companies or smaller reporting companies. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our company downgrade our stock, our stock price could decline. As a result, you may not be able to sell shares of our common stock at prices equal to or greater than the price of common stock sold in this offering.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders, and you may lose all or part of your investment.

Shares of our common stock sold in this offering may experience significant volatility on Nasdaq. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock may fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual results of operations;

•	changes in our earnings estimates (if provided) or differences between our actual results of operations and those expected by investors and analysts;

•	reduced customer traffic due to illness, quarantine or government or self-imposed restrictions placed on our restaurants’ operations;

•

changes in consumer spending behaviors (e.g. continued practice of social distancing, decrease in consumer confidence in general macroeconomic conditions and a decrease in consumer discretionary spending);

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	legislative or regulatory changes;

•	judicial pronouncements interpreting laws and regulations;

•	changes in government programs;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including local conditions in the markets in which we operate, as well as global geopolitical tensions.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual financial performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including recently. In addition, in the past, following periods of volatility in the overall market and decreases in the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, we will have 59,080,348 shares of common stock outstanding. Of our issued and outstanding shares, all of the shares of common stock sold in this offering is freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following the closing of this offering, approximately 71.5% of our outstanding common stock, or approximately 70.4% if the underwriters exercise their option to purchase additional shares in full, will be indirectly beneficially owned by Advent, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We, certain of our officers, directors and the selling stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act,

•

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 75 days after the date of this prospectus without the prior written consent of .

This restriction terminates after the close of trading of the common stock on and including the 75th day after the date of this prospectus. BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC may, in their sole discretion and at any time or from time to time before the termination of the 75-day period release all or any portion of the securities subject to lock-up agreements. See “Underwriting — No Sales of Similar Securities.”

Sales of substantial amounts of our common stock in the public market, or the possibility that such sales may occur, may cause the market price of our common stock to decrease. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with the 2021 Plan and the 2017 Plan will dilute all other stockholdings.

We have an aggregate of 232,647,460 shares of common stock authorized but unissued and not reserved for issuance under the 2021 Plan and 2017 Plan. Additionally, the 2021 Plan contains an “evergreen provision,” pursuant to which the aggregate number of shares available for issuance under the plan will automatically increase on the first day of each fiscal year, beginning in fiscal 2023. While we do not intend to grant any further awards under the 2017 Plan, we may issue all the shares underlying the awards granted under the 2017 Plan and all of the shares authorized for issuance under the 2021 Plan without any action or approval by our stockholders, subject to certain exceptions. Any common stock issued in connection with the 2021 Plan or the 2017 Plan would dilute the ownership percentage held by existing stockholders.

Fluctuations in our tax obligations and effective tax rate and realization of our deferred tax assets may result in volatility of our results of operations.

We are subject to income taxes in various U.S. jurisdictions. We record tax expense based on our estimates of future payments, which may in the future include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect that throughout the year there could be ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial reporting period may be materially impacted by a variety of factors including, but not limited to, changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance or by changes to existing accounting rules or regulations. Further, tax laws are subject to change, including as provided in recently enacted U.S. tax legislation, which, among other things, included a 15% minimum tax on the adjusted financial statement income of certain corporations.

Other new legislation may be enacted in the future that could negatively impact our current or future tax structure and effective tax rates. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report and “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Reports.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•	adverse effects of the COVID-19 pandemic or other infectious diseases;

•	uncertainty regarding ongoing hostility between Russia and Ukraine and the related impact on macroeconomic conditions, including inflation, as a result of such conflict or other related events;

•	our vulnerability to changes in economic conditions and consumer preferences;

•	our inability to successfully open new restaurants or establish new markets; our inability to effectively manage our growth;

•	potential negative impacts on sales at our and our franchisees’ restaurants as a result of our opening new restaurants;

•	a decline in visitors to any of the retail centers, lifestyle centers, or entertainment centers where our restaurants are located;

•	lower than expected same-restaurant sales growth;

•	unsuccessful marketing programs and limited time new offerings;

•	changes in the cost of food;

•	unprofitability or closure of new restaurants or lower than previously experienced performance in existing restaurants;

•	our inability to compete effectively for customers;

•	unsuccessful financial performance of our franchisees;

•	our limited control over our franchisees’ operations;

•	our inability to maintain good relationships with our franchisees;

•	conflicts of interest with our franchisees;

•	the geographic concentration of our system-wide restaurant base in the southeast portion of the United States; damage to our reputation and negative publicity;

•	our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our limited number of suppliers and distributors for several of our frequently used ingredients;

•	information technology system failures or breaches of our network security;

•

our failure to comply with federal and state laws and regulations relating to privacy, data protection, advertising and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection, advertising and consumer protection;

•	our potential liability with respect to our gift cards under the property laws of some states;

•	our failure to enforce and maintain our trademarks and protect our other intellectual property;

•	litigation with respect to intellectual property assets;

•	our dependence on our executive officers and certain other key employees;

•	our inability to identify qualified individuals for our workforce;

•	our failure to obtain or to properly verify the employment eligibility of our employees;

•	our failure to maintain our corporate culture as we grow;

•	unionization activities among our employees;

•	employment and labor law proceedings;

•	labor shortages or increased labor costs or health care costs;

•	risks associated with leasing property subject to long-term and non-cancelable leases;

•	risks related to our sale of alcoholic beverages;

•	our inability to effectively manage our internal controls over financial reporting;

•	costly and complex compliance with federal, state and local laws;

•	changes in accounting principles applicable to us;

•	our vulnerability to natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism;

•	our inability to secure additional capital to support business growth;

•	our level of indebtedness; failure to comply with covenants under the New Credit Agreement (as defined in “Description of Material Indebtedness”); and

•	the interests of Advent may differ from those of public stockholders.

See “Risk Factors” for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus will be sold by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We have agreed to pay certain expenses related to this offering, which we estimate to be approximately $1,500,000.

DIVIDEND POLICY

We do not currently intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries, including FWR Holding Corporation. The ability of FWR Holding Corporation to pay dividends is currently restricted by the terms of the New Credit Agreement (as defined in “Description of Material Indebtedness”). We may also enter into other credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

•	restrictions on the ability of FWR Holding Corporation to pay dividends in the New Credit Agreement;

•	general economic business conditions;

•	our earnings, financial condition, and results of operations;

•	our capital requirements;

•	our prospects;

•	legal restrictions; and

•	such other factors as our Board may deem relevant.

See “Risk Factors — Risks Related to this Offering and Ownership of Our Common Stock — We do not anticipate paying any dividends on our common stock in the foreseeable future,” “Description of Material Indebtedness,” and “Description of Capital Stock” appearing elsewhere in this prospectus, “Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Annual Report and “Part I. Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Liquidity and Capital Resources” in our Quarterly Reports.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages, as of June 26, 2022, of the individuals who will serve as our executive officers and members of our Board at the time of the offering.

Name	Age	Position
Christopher A. Tomasso	52	President, Chief Executive Officer and Director
Henry Melville Hope, III	61	Chief Financial Officer and Treasurer
Jay Wolszczak	53	Chief Legal Officer, General Counsel and Secretary
John Daniel Jones	43	Chief Operations Officer
Eric Hartman	50	Chief Development Officer
Laura Sorensen	49	Chief People Officer
Calum Middleton	42	Chief Strategy Officer
Ralph Alvarez	67	Director and Chairman of the Board
Julie M.B. Bradley	53	Director
Tricia Glynn	41	Director
William Kussell	63	Director
Stephanie Lilak	53	Director
Lisa Price	60	Director
Michael White	34	Director

Christopher A. Tomasso

Mr. Tomasso has served as a director since December 2019, and has served as our President and Chief Executive Officer since August 2017 and December 2019, respectively. Mr. Tomasso has also served as director, president and chief executive officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since October 2017, December 2015 and June 2018, respectively. In addition, Mr. Tomasso served as chief marketing officer of First Watch Restaurants, Inc. from August 2006 to December 2015.

Mr. Tomasso’s management, investment, marketing, and corporate strategy expertise make him well qualified to serve as a director.

Henry Melville Hope, III

Mr. Hope has served as our Chief Financial Officer and Treasurer since December 2019. Mr. Hope has also served as chief financial officer, executive vice president and treasurer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since July 2018, and as a director of First Watch Restaurants, Inc. since June 2021. Prior to joining us, Mr. Hope served as managing director and chief operating officer of Genesis Real Estate Advisers, LLC from March 2016 to August 2018, as managing director of Blue Plate Development and Consulting, LLC from May 2014 to February 2016 and as chief financial officer of Popeyes Louisiana Kitchen, Inc. from February 2008 to May 2014.

Jay Wolszczak

Mr. Wolszczak has served as our Chief Legal Officer since May 2022 and as our General Counsel and Secretary since December 2019. Mr. Wolszczak has also served as chief legal officer, general counsel and secretary of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since May 2018. Previously, Mr. Wolszczak worked at Hard Rock Café International (USA), Inc. from October 1997 to April 2018 where he most recently served as general counsel.

John Daniel Jones

Mr. Jones has served as our Chief Operations Officer since October 2021. Prior thereto, Mr. Jones served as chief operating officer of CAVA Mezze Grill from August 2016 to September 2021 and worked at Starbucks Coffee Co. from August 2002 to August 2016, where he most recently served as regional director of operations.

Eric Hartman

Mr. Hartman has served as Chief Development Officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since November 2016. In addition, Mr. Hartman founded the business SEVA Development Services LLC and served as its president from January 2014 to November 2016, and worked at Bloomin’ Brands, Inc. from August 2001 to January 2014 where he most recently served as vice president of real estate and development.

Laura Sorensen

Ms. Sorensen has served as Chief People Officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since August 2016. Prior to joining us, Ms. Sorensen worked at Darden Restaurants from June 2010 to August 2016 where she most recently served as senior vice president of human resources for LongHorn Steakhouse.

Calum Middleton

Mr. Middleton has served as Chief Strategy Officer of First Watch Restaurants, Inc., a wholly-owned subsidiary of the Company, since June 2021. Mr. Middleton also served as senior vice president of finance of First Watch Restaurants, Inc. from January 2019 to June 2021, vice president of finance from February 2018 to January 2019 and director of financial planning & analysis of First Watch Restaurants, Inc. from March 2015 to February 2018. Prior to joining us, he worked at Star2Star Communications, LLC from November 2012 to January 2015 where he most recently served as senior vice president of financial planning and analysis.

Ralph Alvarez

Mr. Alvarez has served as a director and as chairman of the Board since December 2019. Mr. Alvarez has served as an operating partner of Advent since July 2017. Previously, Mr. Alvarez served as the executive chairman of Skylark Co., Ltd. from January 2013 to March 2018, as a director of Realogy Holdings Corp. from August 2013 until May 2018 and as a director of Dunkin’ Brands Group from May 2012 until December 2020. Mr. Alvarez currently serves as a director of Lowe’s Companies, Inc., Traeger, Inc. and Eli Lilly & Company.

Mr. Alvarez’s qualifications to serve on our Board include his extensive management expertise and leadership experience on several boards of directors across multiple industries.

Julie M.B. Bradley

Ms. Bradley has served as a director since January 2020. Ms. Bradley served as chief financial officer, chief accounting officer and treasurer of TripAdvisor, Inc. from 2011 to 2015. Ms. Bradley served as a director of Constant Contact, Inc. from 2015 to 2016, as a director of Wayfair Inc. from 2012 to May 2021, and as a director of Blue Apron Holdings, Inc. from 2015 to October 2020. Ms. Bradley currently serves as a director of GoodRx Holdings, Inc. since August 2020, of ContextLogic Inc. since October 2020 and of BitSight Technologies, Inc. since April 2022.

Ms. Bradley’s qualifications to serve on our Board include her extensive operational and financial management and leadership expertise in public companies.

Tricia Glynn

Ms. Glynn has served as a director since August 2017. Ms. Glynn has also served as a managing director of Advent since October 2016 and as a director of Olaplex, Inc. since January 2020 and Orveon, Inc. since December 2021. Previously, she served as principal of Bain Capital Private Equity from August 2004 to July 2016. Ms. Glynn served as a director of lululemon athletica inc. from August 2017 to June 2021 and of Burlington Stores, Inc. from August 2012 to June 2018.

Ms. Glynn’s qualifications to serve on our Board include her extensive management, investment, and leadership expertise in public companies.

William Kussell

Mr. Kussell has served as a director since December 2019. He has served as an operating partner of Advent since February 2010. Mr. Kussell served as chairman of the board of directors of Bojangles’, Inc. from August 2011 to January 2019, and as a director of Extended Stay America, Inc. from June 2010 until June 2016.

Mr. Kussell’s qualifications to serve on our Board include his extensive management expertise and leadership experience on boards of directors across multiple industries.

Stephanie Lilak

Ms. Lilak has served as a director since June 2022. Ms. Lilak has served as the chief people officer of Bumble Inc., an online dating application, since November 2021. Previously, Ms. Lilak was senior vice president, chief human resources officer at Dunkin’ Brands Group, Inc. from July 2019 to November 2021. Prior to Dunkin’ Brands, Ms. Lilak spent 23 years with General Mills Inc., in roles of increasing responsibility. She served as vice president, human resources for the North America Retail Segment from January 2016 until July 2019.

Ms. Lilak’s qualifications to serve on our Board include her extensive human resources management experience and leadership expertise.

Lisa Price

Ms. Price has served as a director since September 2020. Ms. Price founded the haircare and beauty products company Carol’s Daughter in 1993, which was acquired by L’Oreal in 2014. Ms. Price continues to hold an executive role helping with product development, marketing and creative direction of Carol’s Daughter.

Ms. Price’s qualifications to serve on our Board include her extensive management experience and leadership expertise.

Michael White

Mr. White has served as a director since April 2019. He has served as principal of Advent since January 2021. Previously, Mr. White served as vice president of Advent from January 2019 to January 2021 and vice president of TPG Inc., a leading global alternative asset manager, from August 2016 to December 2018. Mr. White has served as a director of Olaplex, Inc. since January 2020 and Orveon, Inc. since December 2021.

Mr. White’s qualifications to serve on our Board include his extensive investment and management expertise.

Board of Directors

Our business and affairs are managed by or under the direction of our Board. Our amended and restated certificate of incorporation provides that the total number of directors constituting our Board shall be at least one, or such larger number as may be fixed from time to time by resolution of at least a majority of directors then in office. Contemporaneously with this offering, our Board is currently composed of 8 directors.

Our amended and restated certificate of incorporation provides that our Board is divided into three classes, with one class being elected at each annual meeting of stockholders. Each class is as nearly equal in number as possible, with one class being elected each year to serve a staggered three-year term. The Class I directors, whose terms will expire at the 2025 Annual Meeting of Stockholders, are William Kussell, Stephanie Lilak and Lisa Price. The Class II directors, whose terms will expire at the 2023 Annual Meeting of Stockholders, are Julie M.B. Bradley and Michael White. The Class III directors, whose terms will expire at the 2024 Annual Meeting of Stockholders, are Ralph Alvarez, Tricia Glynn and Christopher A. Tomasso. See “Description of Capital Stock — Anti-takeover Provisions.”

Director Independence and Controlled Company Exemption

We are considered a “controlled company” within the meaning of Nasdaq rules. “Controlled companies” under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. On this basis, we have availed ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq. Accordingly, we are not required to have a majority of “independent directors” on our Board as defined under the rules of Nasdaq nor are we required to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, which require that our audit committee be composed of at least three members, a majority of whom were required to be independent within 90 days of our IPO, and each of whom must be independent within one year of our IPO. Notwithstanding the availability of the controlled company exemption, our Board is composed of a majority of independent directors and our compensation committee and nominating and corporate governance committee are composed entirely of independent directors. Our Board has affirmatively determined that each of Ralph Alvarez, Julie M.B. Bradley, Tricia Glynn, William Kussell, Stephanie Lilak, Lisa Price and Michael White are independent directors under the applicable rules of Nasdaq. Christopher A. Tomasso, our President and CEO, is not considered an independent director under Nasdaq rules.

If at any time we cease to be a “controlled company” under the rules of Nasdaq, our Board will take all action necessary to comply with Nasdaq corporate governance rules, including as applicable appointing a majority of independent directors to the Board and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Board Committees

Our Board has established an audit committee, compensation committee, and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our Board and has the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our Board. The charter of each committee is available on our website.

Audit Committee. The primary purposes of our audit committee are to produce the annual report of the audit committee required by the rules of the SEC and assist the Board’s oversight of the accounting and financial reporting processes of the Company and the Company’s compliance with legal and regulatory requirements, including:

•	audits of our financial statements;

•	the integrity of our financial statements;

•	our process relating to risk management and the conduct and systems of internal controls over financial reporting and disclosure controls and procedures;

•

the qualifications, engagement, compensation, independence and performance of our independent auditor, and the independent auditor’s conduct of the annual audit of the Company’s financial statements and any other services provided to the Company; and

•	the performance of our internal audit function.

The audit committee is currently composed of Ralph Alvarez, Julie M.B. Bradley, William Kussell, Stephanie Lilak and Michael White. Julie M.B. Bradley serves as chairperson of the audit committee. Each of Ralph Alvarez, Julie M.B. Bradley and Michael White qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d) of Regulation S-K. Our Board has affirmatively determined that Ralph Alvarez, Julie M.B. Bradley, William Kussell and Stephanie Lilak meet the definition of an “independent director” for the purposes of serving on the audit committee under applicable Nasdaq rules and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules. The audit committee is governed by a charter that complies with the rules of Nasdaq.

Nominating and Corporate Governance Committee. The primary purposes of our nominating and corporate governance committee are to recommend candidates for appointment to the Board and to assist the Board in its oversight of the Company’s corporate governance practices, including:

•

identifying and screening individuals qualified to serve as directors, and recommending to the Board candidates for nomination for election at the annual meeting of stockholders or to fill Board vacancies;

•	developing, recommending to the Board and reviewing the Company’s corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the Board and its committees; and

•	reviewing on a regular basis the overall corporate governance of the Company and recommending improvements to the Board where appropriate.

The nominating and corporate governance committee is currently composed of Ralph Alvarez, Tricia Glynn and Lisa Price, each of whom have been determined by the Board to be independent directors under the applicable rules of Nasdaq. Tricia Glynn will serve as chairperson of the nominating and corporate governance committee. The nominating and corporate governance committee is governed by a charter that complies with the rules of Nasdaq.

Compensation Committee. The primary purposes of our compensation committee are to produce the annual report of the compensation committee required by the rules of the SEC and to assist the Board in overseeing our employee compensation policies and practices, including:

•	determining, approving and recommending to the Board for its approval executive officer compensation arrangements, plans, policies and programs; and

•	reviewing, approving, and recommending to the Board for its approval Company-wide and executive bonus plans or programs and equity-based compensation plans.

The compensation committee is currently composed of Ralph Alvarez, Tricia Glynn and Stephanie Lilak, each of whom have been determined by the Board to be independent directors under the applicable rules of Nasdaq. Tricia Glynn serves as chairperson of the compensation committee. The compensation committee is governed by a charter that complies with the rules of Nasdaq.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during the year ended December 26, 2021 were Ralph Alvarez and Tricia Glynn. During fiscal 2021, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our Board.

Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporate Law (the “DGCL”).

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

Code of Ethics and Business Conduct

We have adopted a code of business conduct and ethics that applies to our directors, executive officers and employees that complies with the rules and regulations of Nasdaq. A copy of the code is available on our website located at https://investors.firstwatch.com/corporate-governance/governance-documents, under “Policies and Guidelines.” You also may obtain, without charge, a printed copy of the Code of Ethics and Business Conduct by sending a written request to: First Watch Restaurant Group, Inc., 8725 Pendery Place, Ste. 201, Bradenton, FL 34201, Attention: Legal Department. We intend to satisfy the disclosure requirement regarding any amendments to or waivers from our code for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website promptly following the date of the amendment or waiver.

Corporate Governance Guidelines

Our Board has adopted corporate governance guidelines in accordance with the corporate governance rules of Nasdaq that serve as a flexible framework within which our Board and its committees operate. These guidelines cover a number of areas including the duties and responsibilities of the Board, director independence, Board leadership structure, executive sessions, Chief Executive Officer evaluations, management development and succession planning, director nomination, qualification and election, director orientation and continuing education, Board agenda, materials, information and presentations, director access to senior managers and independent advisers, Board communication with stockholders and others, standing board committees, director compensation and annual board and committee performance evaluations. A copy of our corporate governance guidelines is posted on our website located at https://investors.firstwatch.com/corporate-governance/governance-documents, under “Policies and Guidelines.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information as of August 5, 2022 regarding the beneficial ownership of our common stock as adjusted to give effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board and each of our named executive officers (“NEOs”); and

•	all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on shares of common stock outstanding as of August 5, 2022. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 8725 Pendery Place, Suite 201, Bradenton, FL 34201.

	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering assuming full exercise of the option to purchase additional shares
Name and address of beneficial owner	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:
Funds managed by Advent International Corporation (1)	46,739,784	79.1%	42,239,784	71.5%	41,564,784	70.4%
NEOs and directors:
Christopher A. Tomasso (2)	972,373	1.6%	972,373	1.6%	972,373	1.6%
Henry Melville Hope, III (3)	145,975	*	145,975	*	145,975	*
Eric Hartman (4)	208,113	*	208,113	*	208,113	*
Ralph Alvarez (5)	504,869	*	504,869	*	504,869	*
Julie M.B. Bradley (6)	23,017	*	23,017	*	23,017	*
Tricia Glynn (7)	—	*	—	*	—	*
William Kussell (8)	224,743	*	224,743	*	224,743	*
Stephanie Lilak	—	*	—	*	—	*
Lisa Price (9)	24,553	*	24,553	*	24,553	*
Michael White (7)	—	*	—	*	—	*
All directors and executive officers as a group (13 persons)	2,516,465	4.1%	2,516,465	4.1%	2,516,465	4.1%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)

Amount includes: (i) 2,801,208 shares of common stock held by Advent International GPE VIII Limited Partnership; (ii) 3,040,469 shares of common stock held by Advent International GPE VIII-B-1 Limited Partnership; (iii) 2,267,020 shares of common stock held by Advent International GPE VIII-B-2 Limited Partnership; (iv) 3,539,978 shares of common stock held by Advent International GPE VIII-B-3 Limited Partnership; (v) 8,543,936 shares of common stock held by Advent International GPE VIII-B Limited Partnership; (vi) 1,395,510 shares of common stock held by Advent International GPE VIII-C Limited Partnership; (vii) 1,193,501 shares of common stock held by Advent International GPE VIII-D Limited Partnership; (viii) 353,680 shares of common stock held by Advent International GPE VIII-F Limited Partnership; (ix) 3,133,388 shares of common stock held by Advent International GPE VIII-H Limited Partnership; (x) 2,913,665 shares of common stock held by Advent International GPE VIII-I Limited Partnership; (xi) 2,863,279 shares of common stock held by Advent International GPE VIII-J Limited Partnership (the funds set forth in the foregoing clauses (i)-(xi), the “Advent VIII Luxembourg Funds”); (xii) 6,570,631 shares of common stock held by Advent International GPE VIII-A Limited Partnership; (xiii) 1,329,140 shares of common stock held by Advent International GPE VIII-E Limited Partnership; (xiv) 2,254,307 shares of common stock held by Advent International GPE VIII-G Limited Partnership; (xv) 1,343,488 shares of common stock held by Advent International GPE VIII-K Limited Partnership; (xvi) 1,220,984 shares of common stock held by Advent International GPE VIII-L Limited Partnership (the funds set forth in the foregoing clauses (xii)-(xvi), the “Advent VIII Cayman Funds”); (xvii) 103,389 shares of common stock held by Advent Partners GPE VIII Limited Partnership; (xviii) 644,355 shares of common stock held by Advent Partners GPE VIII Cayman Limited Partnership; (xix) 124,235 shares of common stock held by Advent Partners GPE VIII-A Limited Partnership; (xx) 85,955 shares of common stock held by Advent Partners GPE VIII-A Cayman Limited Partnership; and (xxi) 1,017,666 shares of common stock held by Advent Partners GPE VIII-B Cayman Limited Partnership (the funds set forth in the foregoing clauses (xvii)-(xxi), the “Advent VIII Partners Funds”).

GPE VIII GP S.à r.l. is the general partner of the Advent VIII Luxembourg Funds. GPE VIII GP Limited Partnership is the general partner of the Advent VIII Cayman Funds. AP GPE VIII GP Limited Partnership is the general partner of the Advent VIII Partners Funds. Advent International GPE VIII, LLC is the manager of GPE VIII GP S.à r.l. and the general partner of each of GPE VIII GP Limited Partnership and AP GPE VIII GP Limited Partnership.

Advent is the manager of Advent International GPE VIII, LLC and may be deemed to have voting and dispositive power over the shares held by the Advent VIII Luxembourg Funds, the Advent VIII Cayman Funds and the Advent VIII Partners Funds. Investment decisions by Advent are made by a number of individuals currently comprised of John L. Maldonado, David M. Mussafer and Bryan M. Taylor. The address of each of the entities and individuals named in this footnote is c/o Advent International Corporation, Prudential Tower, 800 Boylston St., Suite 3300, Boston, MA 02199.

(2)	Includes 759,605 shares of common stock held by Mr. Tomasso that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.
(3)	Includes 142,975 shares of common stock held by Mr. Hope that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.
(4)	Includes 180,858 shares of common stock held by Mr. Hartman that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.
(5)	Includes 121,010 shares of common stock held by Mr. Alvarez that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.
(6)	Includes 23,017 shares of common stock held by Ms. Bradley that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.
(7)	Ms. Glynn and Mr. White are employees of Advent but do not have voting or dispositive power over any shares deemed to be beneficially owned by Advent.
(8)

Includes 72,343 shares of common stock held by Mr. Kussell that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days. Also includes 57,007 shares of common stock held by the Melanie Kussell Irrevocable Trust of 2014 and 57,007 shares of common stock held by the David Kussell Irrevocable Trust of 2014.
(9)	Includes 24,553 shares of common stock held by Ms. Price that are issuable upon exercise of stock options that are currently exercisable or are exercisable within 60 days.

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Facilities

FWR Holding Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of the Company (the “Borrower”), is the borrower under that certain Credit Agreement dated as of October 6, 2021 (the “New Credit Agreement”), which provides for (i) a $100.0 million term loan A facility that was drawn in full on October 6, 2021 (the “New Term Facility” and the loans thereunder, the “New Term Loans”), and (ii) a $75.0 million revolving credit facility which was undrawn at June 26, 2022 (the “New Revolving Credit Facility” and together with the New Term Facility, the “New Facilities”).

Interest Rate and Fees

Borrowings under the New Facilities bear interest, at the Borrower’s option, at a rate per annum equal to either (i) the base rate plus a margin of between 125 and 200 basis points depending on the Total Rent Adjusted Net Leverage Ratio (as defined below) or (ii) the London interbank offer rate (“LIBOR”) plus a margin of between 225 and 300 basis points depending on the Total Rent Adjusted Net Leverage Ratio. The New Credit Agreement contains LIBOR replacement language, pursuant to which the New Credit Agreement may be amended to replace LIBOR with a secured overnight financing rate or another alternate benchmark rate upon the occurrence of certain LIBOR cessation events.

The following fees are required to be paid under the New Credit Agreement:

•

an unused commitment fee to each revolving lender on the undrawn commitments under the New Revolving Credit Facility at a rate per annum of between 25 and 50 basis points, depending on the Total Rent Adjusted Net Leverage Ratio, payable quarterly in arrears;

•

a participation fee to each revolving lender at a rate equal to the applicable LIBOR margin for revolving loans on the daily face amount of such revolving lender’s letter of credit exposure, payable quarterly in arrears;

•

a customary fronting fee (not to exceed 12.5 basis points per annum) to each issuing bank on the daily face amount of such issuing bank’s letter of credit exposure, payable quarterly in arrears, and such issuing bank’s standard fees with respect to the issuance, amendment, renewal or extension of letters of credit or processing of drawings thereunder; and

•	an annual administrative agency fee payable to Bank of America, N.A., as administrative agent.

Voluntary Prepayments

Subject to certain notice requirements, the Borrower may voluntarily prepay outstanding loans under the New Facilities in whole or in part without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization; Mandatory Prepayments; Final Maturity

The New Term Facility is subject to amortization of principal, payable in quarterly installments on the last business day of each fiscal quarter, equal to (i) 2.50% of the original principal amount of the term loans in fiscal year ended December 25, 2022, (ii) 5.00% of the original principal amount of the term loans in fiscal year ended December 31, 2023, (iii) 5.00% of the original principal amount of the term loans in fiscal year ended December 29, 2024, (iv) 7.50% of the original principal amount of the term loans in fiscal year ended

December 28, 2025 and (v) 10.00% of the original principal amount of the term loans in fiscal year ended December 27, 2026. The remaining aggregate principal amount outstanding (together with accrued and unpaid interest on the principal amount) under the New Term Facility is payable at the maturity of the New Term Facility.

In addition, the New Credit Agreement requires mandatory prepayments of the New Term Loans with:

•	100.0% of the net cash proceeds of certain asset sales and/or insurance/condemnation events above a threshold amount, subject to reinvestment rights and other exceptions; and

•	100.0% of the net cash proceeds of any issuance or incurrence of debt that is not permitted by the New Credit Agreement.

The New Facilities mature on October 6, 2026.

Guarantors

The obligations of the Borrower under the New Credit Agreement are guaranteed by AI Fresh Parent, Inc., a Delaware corporation and a wholly-owned direct subsidiary of the Company, and each wholly-owned domestic restricted subsidiary of the Borrower, subject to certain exceptions. Certain future-formed or acquired wholly owned domestic restricted subsidiaries of the Borrower will also be required to guarantee the obligations under the New Credit Agreement.

Security

The obligations of the Borrower under the New Credit Agreement are secured by first-priority security interests in substantially all of the assets of the Borrower and the guarantors, subject to permitted liens and other exceptions.

Certain Covenants; Representations and Warranties

The New Credit Agreement contains customary affirmative covenants (including reporting obligations, transactions with affiliates and nature of business) and negative covenants and requires the Borrower to make customary representations and warranties at certain times set forth in the New Credit Agreement. The negative covenants, among other things and subject to certain exceptions, limit the ability of the Borrower and its restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	create liens;

•	pay dividends or make other distributions in respect of equity of the Borrower;

•	make payments in respect of material subordinated, junior secured and/or unsecured debt;

•	enter into burdensome agreements with negative pledge clauses or restrictions on subsidiary distributions;

•	make investments, including acquisitions, loans, and advances;

•	consolidate, merge, liquidate, or dissolve;

•	sell, transfer, or otherwise dispose of assets; and

•	amend or otherwise change the terms of the documentation governing certain restricted debt.

Financial Covenants

Pursuant to the New Credit Agreement, the Borrower is required to maintain, on a consolidated basis, both (a) a maximum ratio of (i) consolidated total net debt of the Borrower and its restricted subsidiaries to

(ii) consolidated EBITDA of the Borrower and its restricted subsidiaries plus consolidated cash rent expense, in each case, with certain adjustments set forth in the New Credit Agreement (the “Total Rent Adjusted Net Leverage Ratio”), and (b) a minimum fixed charge coverage ratio of (i) consolidated EBITDA of the Borrower and its restricted subsidiaries plus consolidated cash rent expense, in each case, with certain adjustments set forth in the New Credit Agreement to (ii) consolidated fixed charges of the Borrower and its restricted subsidiaries, in each case, subject to customary “equity cure” rights and other terms as set forth in the New Credit Agreement and tested as of the last day of each fiscal quarter. The Borrower’s ability to borrow under the New Revolving Credit Facility is subject to the absence of a default or event of default under the New Credit Agreement, including the Borrower’s compliance with these financial covenants.

Events of Default

The New Credit Agreement contains customary events of default, subject in certain circumstances to specified grace periods, thresholds and exceptions, including, among others, payment defaults, cross-defaults to certain material indebtedness, covenant defaults, material inaccuracy of representations and warranties, bankruptcy events, material judgments, material defects with respect to guarantees and collateral and change of control. If an event of default occurs, the lenders would be entitled to take various actions, including acceleration of the loans and termination of the commitments under the New Credit Agreement, foreclosure on collateral and all other remedial actions available to a secured creditor. Failure to pay certain amounts owing under the New Credit Agreement may result in an increased interest rate equal to 2.00% per annum plus, in the case of overdue principal or interest of any loan or unreimbursed letter of credit disbursement, the rate of interest otherwise applicable to the relevant loan or letter of credit disbursement or, in the case of any other amount, the rate applicable to revolving loans that bear interest by reference to the base rate.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. Following the consummation of this offering, 59,080,348 shares of common stock and no shares of preferred stock shall be outstanding. Unless our Board determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

At any meeting of stockholders at which directors are to be elected, directors will be elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation, our bylaws or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or represented by proxy at the meeting and voting on the subject matter.

Dividend Rights

Holders of common stock share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration Rights

Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to a registration rights agreement.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. There are no redemption, conversion or sinking fund provisions applicable to our common stock. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Preferred Stock

Our Board is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Anti-takeover Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of us to first negotiate with our Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Classified Board of Directors

Our Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the Board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that a director may be removed by the affirmative vote of the holders of a majority of the voting power of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, and only for cause so long as our Board is classified. Any vacancy on our Board, including a vacancy resulting from an enlargement of our Board, may be filled only by vote of a majority of our directors then in office. Our classified Board could have the effect of delaying or discouraging an acquisition of us or a change in our management.

Special Meetings of Stockholders and Advance Notice Requirements for Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only upon the request of a majority of our Board, the Chairperson of our Board or the Chief Executive Officer. Our amended and restated bylaws prohibit the conduct of any business at an annual or special meeting other than as specified in the notice for such meeting or otherwise brought before the meeting by or at the direction of the Board or a duly authorized committee or authorized officer to whom the Board or committee delegated such authority. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with these advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that after the time that Advent collectively owns less than 50% of our then outstanding common stock, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Section 203 of the DGCL

Our amended and restated certificate of incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested stockholders, do not apply to us. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who owns more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as Board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders. Our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL and provides that Advent, their respective affiliates or successors, their transferees, and any group as to which such persons are party do not constitute interested stockholders for purposes of these provisions for so long as they collectively own, directly or indirectly, 10% or more of the voting power of our then outstanding shares of voting stock. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Amendment to Bylaws and Certificate of Incorporation

Any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board and if required by law, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our amended and restated bylaws may be amended (x) by the affirmative vote of a majority of the directors then in office, without further stockholder action or (y) by the affirmative vote of at least a majority of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, without further action by our Board.

Renouncement of Corporate Opportunity

Our amended and restated certificate of incorporation provides that, except as may be expressly agreed in writing between our company and Advent, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to and that may be a business opportunity for Advent or any of its managers, officers, directors, agents stockholders, members, partners, affiliates, and subsidiaries (other than our company and its subsidiaries) (“Exempted Persons”), even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such Exempted Persons are liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us.

Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware or, if the Court of Chancery lacks jurisdiction, a state court located within the State of Delaware or the federal district court for the District of Delaware, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Our amended and restated certificate of incorporation also provides that the foregoing exclusive forum provision does not apply to actions brought to enforce any liability or duty created by the Securities Act or Exchange Act, or any other claim or cause of action for which the federal courts have exclusive jurisdiction.

Our amended and restated certificate of incorporation also provides that, unless we consent in writing to an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Pursuant to the Exchange Act, claims arising thereunder must be brought in federal district courts of the United States of America.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. In any case, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. These exclusive forum provisions may have the effect of discouraging lawsuits against our directors and officers.

Listing

Our common stock is listed on Nasdaq under the symbol “FWRG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 59,080,348 shares of our common stock outstanding. Of these shares, all shares sold in the IPO and all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 43,702,498 shares are deemed “restricted securities” under the Securities Act.

Lock-Up Arrangements and Registration Rights

In connection with this offering, we, certain of our officers, our directors and the selling stockholders will enter into lock-up agreements that restrict the sale of our securities for up to 75 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, we entered into a registration rights agreement in connection with the IPO pursuant to which certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	one percent of the total number of shares of our common stock outstanding; or

•	the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately 14,324,099 shares of our common stock that are not subject to lock-up arrangements will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We filed a registration statement on Form S-8 under the Securities Act on September 30, 2021, which became effective upon filing, to register 4,034,072 shares of our common stock to be issued or reserved for issuance under the 2021 Plan. Shares granted under the 2021 Plan and registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined herein) of the purchase, ownership and disposition of our common stock. This discussion does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. This description is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and interpretations of the foregoing, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders (as defined herein) who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally for investment). Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, nor does it discuss special tax provisions, which may apply to you if you are a holder who is subject to special treatment under U.S. federal income tax laws, such as certain financial institutions or financial services entities, insurance companies, tax-exempt entities or governmental organizations, tax-qualified retirement plans, “qualified foreign pension funds” (and entities all of the interests of which are held by qualified foreign pension funds), dealers in securities or currencies, persons who have elected to mark securities to market, entities that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes (and partners or beneficial owners thereof), foreign branches, “controlled foreign corporations,” “passive foreign investment companies,” former U.S. citizens or long-term residents, holders that acquired our common stock in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, corporations that accumulate earnings to avoid U.S. federal income tax, persons deemed to sell common stock under the constructive sale provisions of the Code, and persons that hold common stock as part of a straddle, hedge, conversion transaction, or other integrated investment. In addition, this discussion does not address estate or gift taxes, the alternative minimum tax, the Medicare tax on certain investment income or any state, local or foreign taxes or any U.S. federal tax laws other than U.S. federal income tax laws.

You are urged to consult with your own tax advisor concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock, as well as the application of any state, local, or foreign income and other tax laws or tax treaties.

As used in this section, a “non-U.S. holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes is a holder of our common stock, the tax treatment of a partner in the partnership or an owner of the other pass-through entity will depend upon the status of the partner or owner and the activities of the partnership or other pass-through entity. Any partnership or other pass-through entity, and any partner in such a partnership or owner of such a pass-through entity, holding shares of our common stock should consult its own tax advisor as to the particular U.S. federal income tax consequences applicable to it.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

Distributions on Common Stock

Although we do not currently anticipate doing so in the foreseeable future (as discussed in the section entitled “Dividend Policy”), if we do pay distributions on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “— Dispositions of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate, subject to the discussion below regarding effectively connected income. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your own tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a valid Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), as applicable, to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The non-U.S. holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Even if our current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal tax purposes. A non-U.S. holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States, are generally not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide the applicable withholding agent with a valid IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. Such effectively connected dividends, although generally not subject to withholding tax (provided certain certification and disclosure requirements are satisfied), are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected dividends received by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Common Stock

Subject to the discussion below on backup withholding and other withholding requirements, gain realized by a non-U.S. holder on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S.

holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply),

•

the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses), or

•

we are, or have been, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the non-U.S. holder’s holding period for our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals 50% or more of the sum of the fair market value of (a) its worldwide real property interests and (b) its other assets used or held for use in a trade or business. The tax relating to a disposition of stock in a USRPHC does not apply to a non-U.S. holder whose holdings, actual and constructive, amount to 5% or less of our common stock at all times during the applicable period, provided that our common stock is regularly traded on an established securities market. No assurance can be provided that our stock will be regularly traded on an established securities market at all times for purposes of the rules described above. Although there can be no assurances in this regard, we believe we have not been and are not currently a USRPHC, and do not anticipate being a USRPHC in the future. You should consult your tax advisor about the consequences that could result if we have been, are or become a USRPHC.

If any gain from the sale, exchange or other disposition of our common stock (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, such effectively connected gain realized by corporate non-U.S. holders may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Any dividends that are paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Dividends paid on our common stock and the gross proceeds from a taxable disposition of our common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of an IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts so withheld under the backup withholding rules will be refunded by the IRS or credited against the non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Other Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of U.S.-source dividends

(including our dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Withholding imposed under FATCA may also apply to gross proceeds from the sale or other disposition of domestic corporate stock (including our stock); although, under proposed U.S. Treasury regulations published on December 18, 2018, no withholding would apply to such gross proceeds. The preamble to such proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. An intergovernmental agreement between the United States and an applicable foreign jurisdiction may modify these requirements. Accordingly, the entity through which our common stock is held may affect the determination of whether such withholding is required. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return containing the required information (which may entail significant administrative burden). Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS, INTERGOVERNMENTAL AGREEMENTS OR TAX TREATIES.

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Jefferies LLC

Total	4,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $1,500,000 and are payable by us and the selling stockholders. We and the selling stockholders have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $35,000.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 675,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 75 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Goldman Sachs & Co. LLC and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Stock Exchange Listing

Our common stock is listed on the Nasdaq under the symbol “FWRG.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In that regard, certain of the underwriters or their respective affiliates are acting as administrative agent, collateral agent and lenders under our New Credit Agreement. All shares of our common stock offered by this prospectus will be sold by the selling stockholders and we will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Therefore, none of the proceeds from this offering will be used to repay, all or in part, the New Credit Agreement.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the Financial Services and Markets Act 2000, as amended (“FSMA”), except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

c.

at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an exempt offer (“Exempt Offer”) in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(c)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(d)	where no consideration is or will be given for the transfer;

(e)	where the transfer is by operation of law; or

(f)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York, has passed upon the validity of the common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Latham & Watkins LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 26, 2021 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

In connection with First Watch Restaurant Group, Inc.’s initial public offering, PricewaterhouseCoopers LLP (“PwC”) completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and PCAOB independence rules for the audit period commencing December 31, 2018. PwC informed the Company that, commencing in February 2020 and continuing through June 2020, a PwC member firm was engaged to provide permissible tax compliance services to a portfolio company controlled by Advent, which currently is the majority equity holder of the Company, pursuant to a contingent fee of approximately $40,000. The existence of the contingent fee is not in accordance with the SEC and PCAOB auditor independence rules.

PwC provided an overview of the facts and circumstances surrounding the contingent fee arrangement to our audit committee and management, including the entity involved, the fees earned and other relevant factors. Considering the facts presented, our audit committee and PwC have concluded that the contingent fee would not impair PwC’s application of objective and impartial judgment on any matters encompassed within the audit engagement performed by PwC for our financial statements as of and for the fiscal year ended December 27, 2020, and that no reasonable investor would conclude otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement, including the exhibits. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

This registration statement, including its exhibits and schedules, will be filed with the SEC. The SEC maintains a website at http://www.sec.gov from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement, and the annual, quarterly and current reports, proxy statements and other information that we file with the SEC.

We are subject to the information and reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information that we have filed with the SEC, which means that we are disclosing important information to you by referring you to that document we have filed separately with the SEC. The documents that have been incorporated by reference are an important part of the prospectus, and you should review that information in order to understand the nature of any investment by you in the common stock. Any statement contained in a document or report incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We are incorporating by reference the documents listed below:

This prospectus incorporates by reference the following (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act, unless otherwise expressly identified in such filings as being incorporated by reference into this prospectus):

•	our Annual Report on Form 10-K for the fiscal year ended December 26, 2021, filed with the SEC on March 23, 2022;

•

our Quarterly Report on Form 10-Q for the quarter ended March 27, 2022 filed with the SEC on May 10, 2022 and our Quarterly Report on Form 10-Q for the quarter ended June  26, 2022 filed with the SEC on August 9, 2022;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 11, 2022; and

•	our Current Reports on Form 8-K filed with the SEC on October 6, 2021, March 11, 2022, May 26, 2022, June 21, 2022, August 19, 2022 and September 7, 2022.

We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus through the completion of the offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and, where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

You may obtain copies of these documents free of charge on our website, https://investors.firstwatch.com/, as soon as reasonably practicable after they have been filed with the SEC and through the SEC’s website, http://www.sec.gov. You may also obtain such documents by submitting a written request either to the Chief Legal Officer, General Counsel and Secretary, First Watch Restaurant Group, Inc., 8725 Pendery Place, Suite 201, Bradenton, FL 34201, or to investorrelations@firstwatch.com, or an oral request by calling the Company’s Chief Legal Officer, General Counsel and Secretary at (941) 907-9800. The Company will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus upon oral or written request, at no cost to the requester, by contacting the Company as noted above.

4,500,000 Shares

Common Stock

Prospectus

BofA Securities	Goldman Sachs & Co. LLC	Jefferies

                , 2022

Until                , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade in shares of these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount Paid or to be Paid
SEC registration fee	$8,760
FINRA filing fee	14,674
Blue sky qualification fees and expenses	5,000
Printing and engraving expenses	250,000
Legal fees and expenses	825,000
Accounting fees and expenses	300,000
Transfer agent and registrar fees and expenses	8,600
Miscellaneous expenses	87,966
Total	$1,500,000

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated bylaws authorizes the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements, among other things, require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant maintains standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by the Registrant in transactions that were exempt from the requirements of the Securities Act in the last three years and does not give effect to the 11.838-for-1 stock split of our common stock effected on September 20, 2021 prior to our IPO:

•	In April 2019, the Registrant granted options to 10 employees to purchase an aggregate of 39,670 shares of its common stock at an exercise price of $150 per share.

•	From July 2019 through April 2020, the Registrant granted options to seven employees and directors to purchase an aggregate of 42,107 shares of its common stock at an exercise price of $160 per share.

•

From September 2020 through February 2021, the Registrant granted options to seven employees and directors to purchase an aggregate of 23,834 shares of its common stock at an exercise price of $150 per share.

•	On August 14, 2020, the Registrant sold 258,745.8805 shares of preferred stock to AI Fresh Holdings Limited Partnership for an aggregate purchase price of $38,811,882.08, at a price of $150 per share.

•	On September 24, 2020, the Registrant sold 7,920.7861 shares of preferred stock to AI Fresh Holdings Limited Partnership for an aggregate purchase price of $1,188,117.92, at a price of $150 per share.

The offers, sales and issuances of the preferred stock listed above were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The shares of common stock in all of the transactions listed above were issued or will be issued in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b) of the Securities Act as the sale of such securities did not or will not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of First Watch Restaurant Group, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 6, 2021).

3.2**	Amended and Restated Bylaws of First Watch Restaurant Group, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on October 6, 2021).

4.1**	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1 filed on September 7, 2021).

4.2**	Registration Rights Agreement dated as of October 1, 2021, by and among First Watch Restaurant Group, Inc. and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed on March 23, 2022).

5.1	Opinion of Weil, Gotshal & Manges LLP.

10.1**	Credit Agreement by and among FWR Holding Corporation, AI Fresh Parent, Inc., the lenders party thereto, the other parties therein and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 6, 2021).

10.2(a)**	Credit Agreement, dated as of August 21, 2017, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1(a) to the Company’s Form S-1 filed on September 7, 2021).

10.2(b)**	First Amendment to Credit Agreement, dated as of February 28, 2019, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1(b) to the Company’s Form S-1 filed on September 7, 2021).

10.2(c)**	Second Amendment to Credit Agreement, dated as of December 20, 2019, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1(c) to the Company’s Form S-1 filed on September 7, 2021).

10.2(d)**	Third Amendment to Credit Agreement, dated as of April 27, 2020, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1(d) to the Company’s Form S-1 filed on September 7, 2021).

10.2(e)**	Fourth Amendment to Credit Agreement, dated as of August 14, 2020, between FWR Holding Corporation as Borrower, the lenders party thereto, and Golub Capital Markets LLC, as Administrative Agent (incorporated by reference to Exhibit 10.1(e) to the Company’s Form S-1 filed on September 7, 2021).

10.3**	Employment Agreement, dated March 9, 2022, by and between First Watch Restaurants, Inc. and Christopher A. Tomasso (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 11, 2022).

10.4**	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Christopher A. Tomasso (incorporated by reference to Exhibit 10.2 to the Company’s Form S-1 filed on September 7, 2021).

Exhibit No.	Description

10.5**	2017 AI Fresh Super Holdco, Inc. Equity Incentive Plan, dated as of August 31, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Form S-1 filed on September 7, 2021).

10.6**	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Laura Sorensen (incorporated by reference to Exhibit 10.4 to the Company’s Form S-1 filed on September 7, 2021).

10.7**	Employment Agreement, dated August 21, 2017, by and between First Watch Restaurants, Inc. and Eric Hartman (incorporated by reference to Exhibit 10.5 to the Company’s Form S-1 filed on September 7, 2021).

10.8**	First Watch Restaurant Group, Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 23, 2022).

10.9**	Form of Director Indemnification Agreement for First Watch Restaurant Group, Inc. (incorporated by reference to Exhibit 10.7 to the Company’s Form S-1 filed on September 7, 2021).

10.10**	Letter Agreement, dated February 1, 2021, by and between First Watch Restaurants, Inc. and Kenneth L. Pendery, Jr. (incorporated by reference to Exhibit 10.8 to the Company’s Form S-1 filed on September 7, 2021).

10.11**	Letter Agreement, dated July 12, 2018, by and between First Watch Restaurants, Inc. and Henry Melville Hope, III (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on March 23, 2022).

10.12**	Form of 2022 Stock Option Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed on March 23, 2022).

21.1**	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on March 23, 2022).

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

107	Filing Fee Table.

**	Previously filed.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bradenton, State of Florida, on September 12, 2022.

FIRST WATCH RESTAURANT GROUP, INC.

By:	/s/ Christopher A. Tomasso
Name: ChristopherA. Tomasso
Title: President,Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Christopher A. Tomasso, Henry Melville Hope, III and Jay Wolszczak, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on September 12, 2022.

Signature	Title

/s/ Christopher A. Tomasso Christopher A. Tomasso	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Henry Melville Hope, III Henry Melville Hope, III	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Jay Wolszczak Jay Wolszczak	Chief Legal Officer, General Counsel and Secretary

/s/ Ralph Alvarez Ralph Alvarez	Director and Chairman of the Board

/s/ Julie M. B. Bradley Julie M.B. Bradley	Director

/s/ Tricia Glynn Tricia Glynn	Director

Signature	Title

/s/ William Kussell William Kussell	Director

/s/ Stephanie Lilak Stephanie Lilak	Director

/s/ Lisa Price Lisa Price	Director

/s/ Michael White Michael White	Director